IRSA Propiedades Comerciales S.A.

Unaudited condensed interim consolidated financial statements for the six-month period ended December 31, 2018, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 129, beginning July 1, 2018.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 29, 2018, registered with the Supervisory Board of Companies on January 8, 2019, under N° 456 of Book 93, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 102.390.572 common shares.

Voting stock (direct and indirect equity interest): 81.27%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2018 and June 30, 2018
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.18	06.30.18
ASSETS
Non-current assets
Investment properties	8	63,691,425	69,093,782
Property, plant and equipment	9	245,276	257,825
Trading properties	10	174,633	175,336
Intangible assets	11	434,260	384,819
Investments in associates and joint ventures	7	2,065,815	1,986,984
Deferred income tax assets	18	58,593	64,142
Income tax and minimum presumed income tax credits		91,753	198,918
Trade and other receivables	13	3,146,836	1,217,381
Investments in financial assets	12	21,870	52,637
Total non-current assets		69,930,461	73,431,824
Current Assets
Trading properties	10	909	263
Inventories		26,398	31,719
Income tax and minimum presumed income tax credits		74,105	55,156
Trade and other receivables	13	2,433,363	2,256,450
Investments in financial assets	12	5,092,338	6,543,563
Derivative financial instruments	12	4,231	60,371
Cash and cash equivalents	12	3,225,790	4,643,994
Total current assets		10,857,134	13,591,516
TOTAL ASSETS		80,787,595	87,023,340
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		41,880,475	46,874,092
Non-controlling interest		2,046,394	1,838,944
TOTAL SHAREHOLDERS’ EQUITY		43,926,869	48,713,036
LIABILITIES
Non-current liabilities
Trade and other payables	15	729,603	783,772
Income tax and minimum presumed income tax credits liabilities		1,132	-
Derivative financial instruments	12	14,756	-
Borrowings	16	20,073,059	19,583,268
Deferred income tax liabilities	18	13,252,940	14,592,992
Provisions	17	23,164	15,623
Total non-current liabilities		34,094,654	34,975,655
Current liabilities
Trade and other payables	15	1,940,881	2,536,158
Income tax and minimum presumed income tax credits liabilities		113,241	58,710
Payroll and social security liabilities		136,871	234,965
Borrowings	16	525,881	389,405
Derivative financial instruments	12	11,498	59,544
Provisions	17	37,700	55,867
Total current liabilities		2,766,072	3,334,649
TOTAL LIABILITIES		36,860,726	38,310,304
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		80,787,595	87,023,340

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the six-month and three-month periods ended December 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.18	12.31.17	12.31.18	12.31.17
Income from sales, rentals and services	19	3,296,444	3,323,562	1,706,637	1,676,369
Income from expenses and collective promotion fund	19	1,142,889	1,335,458	588,233	678,560
Operating costs	20	(1,478,578)	(1,662,576)	(757,224)	(832,378)
Gross profit		2,960,755	2,996,444	1,537,646	1,522,551
Net (loss)/ gain from fair value adjustments of investment properties	8	(6,386,977)	8,456,525	(11,610,601)	7,686,602
General and administrative expenses	20	(400,636)	(269,660)	(224,078)	(138,806)
Selling expenses	20	(209,950)	(199,547)	(77,504)	(107,194)
Other operating results, net	21	(38,615)	(22,050)	(2,191)	(19,525)
(Loss)/ Profit from operations		(4,075,423)	10,961,712	(10,376,728)	8,943,628
Share of profit of associates and joint ventures	7	91,879	180,637	(179,489)	178,946
(Loss)/ Profit from operations before financing and taxation		(3,983,544)	11,142,349	(10,556,217)	9,122,574
Finance income	22	173,610	119,389	(219,572)	50,793
Finance cost	22	(2,328,468)	(731,215)	3,600,416	(536,142)
Other financial results	22	866,186	299,985	(936,220)	247,795
Inflation adjustment	22	(190,936)	(130,351)	867,371	(157,705)
Financial results, net		(1,479,608)	(442,192)	3,311,995	(395,259)
(Loss)/ Profit before income tax		(5,463,152)	10,700,157	(7,244,222)	8,727,315
Income tax expense	18	1,278,217	2,630,758	1,885,459	3,256,316
(Loss)/ Profit for the period		(4,184,935)	13,330,915	(5,358,763)	11,983,631
Total comprehensive income for the period		(4,184,935)	13,330,915	(5,358,763)	11,983,631

Attributable to:
Equity holders of the parent		(4,359,513)	12,965,615	(4,960,806)	11,630,066
Non-controlling interest		174,578	365,300	(397,957)	353,565

Profit per share attributable to equity holders of the parent for the period:
Basic		(34.60)	102.89	(39.37)	92.29
Diluted		(34.60)	102.89	(39.37)	92.29

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	1,890,030	5,538,092	76,558	-	5,292,567	4,417,867	(38,732)	29,571,696	46,874,092	1,838,944	48,713,036
Initial adjustment of results (IFRS 9)(2)	-	-	-	-	-	-	-	-	(23,607)	(23,607)	-	(23,607)
Balance as of June 30, 2018 - Adjusted	126,014	1,890,030	5,538,092	76,558	-	5,292,567	4,417,867	(38,732)	29,548,089	46,850,485	1,838,944	48,689,429
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	-	(4,359,513)	(4,359,513)	174,578	(4,184,935)
Assignment of results - Shareholders’ meeting of October 29, 2018	-	-	-	-	18,553,559	-	19,728,805	-	(38,859,989)	(577,625)	-	(577,625)
Changes in non-controlling interest	-	-	-	-	-	-	-	(32,872)	-	(32,872)	32,872	-
Balance as of December 31, 2018	126,014	1,890,030	5,538,092	76,558	18,553,559	5,292,567	24,146,672	(71,604)	(13,671,413)	41,880,475	2,046,394	43,926,869

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	1,890,030	5,538,092	76,558	670,799	5,292,567	-	(38,732)	23,119,935	36,675,263	1,461,671	38,136,934
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	-	12,965,615	12,965,615	365,300	13,330,915
Assignment of results - Shareholders’ meeting of October 31, 2017	-	-	-	-	(670,799)	-	4,417,867	-	(4,798,734)	(1,051,666)	-	(1,051,666)
Balance as of December 31, 2017	126,014	1,890,030	5,538,092	76,558	-	5,292,567	4,417,867	(38,732)	31,286,816	48,589,212	1,826,971	50,416,183

(1)
See Note 16 to the annual consolidated financial statements as of June 30, 2018.
(2)
See Note 2.2.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	12.31.18	12.31.17
Operating activities:
Cash generated from operations	14	1,094,314	2,352,804
Income tax paid		(86,564)	(430,427)
Net cash generated from operating activities		1,007,750	1,922,377

Investing activities:
Capital contributions in associates and joint ventures		(13,800)	(18,420)
Acquisition of investment properties		(987,797)	(602,302)
Acquisition of property, plant and equipment		(13,709)	(9,962)
Advance payments		(1,762,792)	(102,754)
Acquisition of intangible assets		(53,366)	(45,992)
Acquisitions of investments in financial assets		(9,592,784)	(6,237,153)
Proceeds from investments in financial assets		10,857,661	4,536,244
Loans granted, net		3,468	(17,325)
Loans repayment received from related parties		5,512	-
Collection of financial assets interests		196,046	65,605
Acquisition of subsidiaries, net of cash acquired		(21,400)	-
Dividends received		3,897	19,227
Net cash used in investing activities		(1,379,064)	(2,412,832)

Financing activities:
Issuance of non-convertible notes		-	3,777,040
Repurchase of non-convertible notes		(35,408)	-
Borrowings obtained		-	47
Borrowings obtained from related parties		9,177	-
Payment of borrowings		-	(2,750)
Payments of financial leasing		(5,421)	(2,134)
Payment of dividends		(36,400)	-
Payment of derivative financial instruments		(372,536)	(21,770)
Proceeds from derivative financial instruments		651,829	190,869
Payment of interest		(895,780)	(492,187)
Dividends paid		(577,530)	(1,051,666)
Short-term loans, net		122,805	(10,766)
Net cash (used in) / generated from financing activities		(1,139,264)	2,386,683

Net (decrease)/ increase in cash and cash equivalents		(1,510,578)	1,896,228
Cash and cash equivalents at beginning of period	12	4,643,994	2,983,068
Foreign exchange gain on cash and fair value result or cash equivalents		97,787	81,452
Inflation adjustment		(5,413)	(39,305)
Cash and cash equivalents at end of the period	12	3,225,790	4,921,443

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Company operates 332,119 square meters (sqm) in 14 shopping malls, 115,397  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on Febrary 21, 2019.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Other financial income (expenses), net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

IRSA Propiedades Comerciales S.A.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the annual cosolidated financial statements from June 30, 2018.

As described in Note 2.2 to the annual financial statements, the Group adopted IFRS 9 "Financial instruments" for the current year using the cumulative effect approach, so that the cumulative impact at the beginning of the year of the adoption was recognized in retained earnings, and the comparative figures have not been modified.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for credits or other assets not measured at fair value.

The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment allowance will be recorded in the amount of expected credit losses resulting from the events of non-compliance that are possible within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected loss will be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new, the new cash flows must be discounted at the original effective interest rate, with the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability that is recognized in results.

The Group has adopted IFRS 9 through the cumulative effect approach, this standard modifies the way our associated Tarshop S.A. calculates it’s allowance for doubtful accounts. The negative impact on retained eranings as of June 30, 2018 is Ps. 23,607 and Ps. 8,502 in current year profits of associates and joint ventures as of December 31, 2018.

2.3
Comparability of information

The amounts as of June 30, 2018 and December 31, 2017, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these financial statements.

2.4
Use of estimates

The preparation of financial statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements of the information are described in Note 3 as of June 30, 2018.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA Propiedades Comerciales S.A.

4.
Acquisitions and disposals

Acquisition of Catalinas

On November 2, 2018, a purchase agreement was signed in which IRSA transferred to IRSA Propiedades Comerciales the floors 1 to 12 of the future Catalinas Building.

Previously, IRSA had sold 16,194 square meters to IRSA Propiedades Comerciales, with this sale, the total square meters that would correspond to IRSA PC reaches the sum of 30,407 m2, equivalent to a total of 86.37% of the gross leaseable area of the building, according to the project as of today.

The price of the operation was Ps. 1,620.1 million, which was paid in full at the ddate of the agreement, plus 40.37% of the total future costs of the building

Acceptance of purchase for "La Malteria"

On December 17, 2018 La Malteria SA, accepted the purchase that IRSA Propiedades Comerciales made in July 2018, for said subsidiary, of the property named Malteria Hudson located at the intersection of Route 2 and highway Buenos Aires - La Plata, in Hudson, Province of Buenos Aires.

This implied that the ownership of the property was transferred to said subsidiary.

Pareto - Incorporation

On October 8, 2018, Pareto S.A. was incorporated, its purpose is to design, programand develop software and mobile and web applications.

The company started with a capital of 100,000 common shares NV Ps. 1 of which 65% belonged to IRSA Propiedades Comerciales.

On December 17, 2018, a capital contribution was approved for 16,500 shares of NV Ps. 1, subscribed in full by IRSA Propiedades Comerciales, with a new holding of 69.96%, with a paid in capital of Ps. 3,530.3965 per share, amounting Ps. 58.3 million.

On December 17, 2018, Espacio Digital S.A (EDSA), issued a transfer of assets offer to, Pareto S.A which includes among other things the source code of the application, clients portfolio and brand for a consideration of USD 0.6 million.

As of the date of these financial statements, the group is analyzing the purchase price allocation.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the consolidated financial statements as of June 30, 2018. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 2.3. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

IRSA Propiedades Comerciales S.A.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended December 31, 2018 and 2017. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the annual consolidated financial statements as of June 30, 2018.

In the year ended June 30, 2018 introduced a change in the segment “Offices and others” and “Financial operations and others”, changing the name of the latter to “Others” and adding the operations developed by our subsidiary Entertainment Holdings S.A..

IRSA Propiedades Comerciales S.A.

	12.31.18
	Shopping Centers	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in joint ventures	Total as per statement of comprehensive income

Revenues	2,740,532	520,490	19,011	44,716	3,324,749	1,142,889	(28,305)	4,439,333
Operating costs	(207,474)	(30,802)	(13,985)	(50,820)	(303,081)	(1,191,752)	16,255	(1,478,578)
Gross profit (loss)	2,533,058	489,688	5,026	(6,104)	3,021,668	(48,863)	(12,050)	2,960,755
Net gain from fair value changes in investment properties	(8,897,711)	2,452,681	81,650	(24,581)	(6,387,961)	-	984	(6,386,977)
General and administrative expenses	(295,966)	(50,212)	(25,706)	(29,795)	(401,679)	-	1,043	(400,636)
Selling expenses	(174,727)	(27,710)	(3,923)	(4,861)	(211,221)	-	1,271	(209,950)
Other operating results, net	(41,067)	(6,418)	(4,136)	11,444	(40,177)	-	1,562	(38,615)
Profit (Loss) from operations	(6,876,413)	2,858,029	52,911	(53,897)	(4,019,370)	(48,863)	(7,190)	(4,075,423)
Share in profit of associates and joint ventures	-	-	-	53,923	53,923	-	37,956	91,879
Profit (Loss) before financing and taxation	(6,876,413)	2,858,029	52,911	26	(3,965,447)	(48,863)	30,766	(3,983,544)
Investment properties	43,007,638	19,280,746	3,393,670	189,557	65,871,611	-	(2,180,186)	63,691,425
Property, plant and equipment	115,298	131,309	-	-	246,607	-	(1,331)	245,276
Trading properties	-	-	175,542	-	175,542	-	-	175,542
Goodwill	6,027	17,815	-	157,222	181,064	-	(23,842)	157,222
Right to receive units under (barter transactions)	-	-	74,528	-	74,528	-	-	74,528
Inventories	27,029	-	-	-	27,029	-	(631)	26,398
Investments in associates and joint ventures	-	-	-	381,184	381,184	-	1,684,631	2,065,815
Operating assets	43,155,992	19,429,870	3,643,740	727,963	66,957,565	-	(521,359)	66,436,206

	12.31.17
	Shopping Centers	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in joint ventures	Total as per statement of comprehensive income

Revenues	2,939,199	354,365	63,479	562	3,357,605	1,335,458	(34,043)	4,659,020
Operating costs	(271,766)	(27,573)	(17,243)	(19)	(316,601)	(1,359,772)	13,797	(1,662,576)
Gross profit (loss)	2,667,433	326,792	46,236	543	3,041,004	(24,314)	(20,246)	2,996,444
Net gain from fair value changes in investment properties	8,443,422	50,895	7,954	-	8,502,271	-	(45,746)	8,456,525
General and administrative expenses	(210,916)	(24,968)	(27,212)	(7,983)	(271,079)	-	1,419	(269,660)
Selling expenses	(166,925)	(23,879)	(11,386)	(746)	(202,936)	-	3,389	(199,547)
Other operating results, net	(41,605)	67	(2,270)	20,175	(23,633)	-	1,583	(22,050)
Profit (Loss) from operations	10,691,409	328,907	13,322	11,989	11,045,627	(24,314)	(59,601)	10,961,712
Share in profit of associates and joint ventures	-	-	-	23,278	23,278	-	157,359	180,637
Profit (Loss) before Financing and Taxation	10,691,409	328,907	13,322	35,267	11,068,905	(24,314)	97,758	11,142,349
Investment properties	56,077,181	11,612,878	1,921,917	-	69,611,976	-	(1,278,111)	68,333,865
Property, plant and equipment	128,884	161,310	-	-	290,194	-	(456)	289,738
Trading properties	-	-	175,599	-	175,599	-	-	175,599
Goodwill	6,027	17,815	-	51,509	75,351	-	(23,842)	51,509
Right to receive units under (barter transactions)	-	-	65,553	-	65,553	-	-	65,553
Inventories	40,504	-	-	-	40,504	-	(603)	39,901
Investments in associates	-	-	-	436,307	436,307	-	1,212,471	1,648,778
Operating assets	56,252,596	11,792,003	2,163,069	487,816	70,695,484	-	(90,541)	70,604,943

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates:

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	12.31.18	06.30.18	12.31.18	06.30.18	12.31.18	12.31.17
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,405,171	1,364,526	21,332	101,525
Nuevo Puerto Santa Fe S.A. (2)(5)	50.00%	50.00%	279,460	271,408	16,624	55,834
La Rural S.A.(2)	50.00%	50.00%	240,696	223,405	17,290	35,147
Associates
Tarshop S.A.(2)	20.00%	20.00%	133,392	123,632	33,368	(7,536)
Otra asociadas (3)			6,812	3,549	3,265	(4,333)
Total interests in associates and joint ventures (4)			2,065,531	1,986,520	91,879	180,637

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	120,827,022	280,278	37,833	2,774,712
Nuevo Puerto Santa Fe S.A. (1)(5)	Argentina	Real estate	138,750	27,750	33,248	546,866
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	48,945	194,730
Associates
Tarshop S.A. (2) (5)	Argentina	Consumer financing	48,759,288	598,796	100,890	601,010

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the six-month period ended at December 31, 2018 and 2017, respectively.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 284 as of December 31, 2018 and Ps. 464 as of June 30, 2018, in relation to the equity interest in Avenida Compras disclosed under (Note 17).
(5)
Includes the nessesary adjustments to arrive at balances under international standards of financial exposure.

Changes in the Group’s investments in associates and joint ventures for the period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	12.31.18	06.30.18
Beginning of the period	1,986,520	1,472,587
Adjustment of initial balances (IFRS 9)(i)	(23,607)	-
Profit sharing, net	91,879	508,762
Dividends	(8,573)	(57,881)
Irrevocable contributions (Note 23)	14,440	63,052
Capital contributions	4,872	-
End of the period/ year (4)	2,065,531	1,986,520

(i)
See Note 2.2.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Shopping Centers	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others (*)	12.31.18	06.30.18
Fair value at beginning of the period / year	50,795,283	12,274,303	3,055,307	2,754,751	214,138	69,093,782	59,267,346
Additions	108,241	49,438	256,713	570,935	-	985,327	1,893,783
Incorporation as result of business combination	-	-	-	-	-	-	151,567
Capitalization of financial costs	-	-	-	-	-	-	21,380
Capitalized lease costs	1,286	3,021	-	-	-	4,307	27,867
Depreciation of capitalized lease costs (i)	(1,565)	(1,751)	-	-	-	(3,316)	(6,425)
Transfers	242,284	53,752	-	(296,036)	-	-	-
Transfer to trading properties (Note 9)	-	-	-	-	-	-	(10,077)
Disposals (ii)	(1,698)	-	-	-	-	(1,698)	(40,762)
Net gain from fair value adjustment on investment properties (iii)	(8,898,364)	287,773	81,650	2,166,545	(24,581)	(6,386,977)	7,789,103
Fair value at end of the period / year	42,245,467	12,666,536	3,393,670	5,196,195	189,557	63,691,425	69,093,782

    (i)
As of December 31, 2018 the depreciation charge was included in “Costs” in the amount of Ps 3,316, in the Statement of Comprehensive Income (Note 20).
   (ii)
As of December 31, 2018 corresponds to the maturity of the Buenos Aires Design´s concession.
  (iii)
In the six-month period ended December 31, 2018, the value of investment properties increased by 8%, mainly as a result of:
a)
an increase of 55 basis points in the discount rate, representing a decrease of Ps. 3,040.1 million in the value of shopping malls,
b)
an increase in the projected flows in Argentine pesos generated by the update of the projected inflation rates, representing an increase of Ps. 3,030.1 million in the value of the shopping malls; and
c)
a net increase of Ps. 2,239.4 million, generated by the updating of the future exchange rates used for the conversion in dollars of the projected cash flows (Ps. 6,641.9 million - Loss) and by the conversion of the present value of the projected cash flows at the rate of the current exchange rate at the end of this period (Ps. 8,881.3 million - Profit) (depreciation of the Argentine peso of 30% against the dollar).
d)
The value of our offices buildings increased 31% during the six-month period as of December 31, 2018, because of the impact of the Argentine peso depreciation.
e)
Additionally, for the impact of the inflation adjustment the Group reclassified Ps. 15,010,499 to Inflation adjustment, leaving a change in the fair value of PS. (6,366,072).

 (*) Correspond to DirecTV Arena Stadium.

The following amounts have been recognized in the statements of comprehensive income:

	12.31.18	06.30.18
Revenues from rental and services (Note 19)	3,294,710	3,261,339
Expenses and collective promotion fund (Note 19)	1,142,889	1,335,458
Rental and services costs (Note 20)	(1,464,694)	(1,645,314)
Net unrealized gain from fair value adjustment on investment properties	(6,386,977)	8,456,525

Valuation techniques are described in Note 9 to the financial statements as of June 30, 2018. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Othes	12.31.18	06.30.18
Net book amount at beginning of the period / year	135,873	29,952	89,338	2,185	477	257,825	304,036
Additions	-	279	13,430	-	-	13,709	41,556
Transfers from investment properties (Note 8)	-	-	-	-	-	-	10,077
Disposals (i)	-	(335)	(711)	-	-	(1,046)	(47,161)
Incorporation as result of business combination	-	-	-	-	-	-	268
Depreciation charges (ii)	(4,750)	(2,779)	(16,792)	(891)	-	(25,212)	(50,951)
Net book amount at end of the period / year	131,123	27,117	85,265	1,294	477	245,276	257,825
Costs	267,692	126,870	839,738	11,218	477	1,245,995	1,243,826
Accumulated depreciation	(136,569)	(99,753)	(754,473)	(9,924)	-	(1,000,719)	(986,001)
Net book amount at end of the period / year	131,123	27,117	85,265	1,294	477	245,276	257,825

(i)
  Corresponds to the concession maturity of Emprendimiento Recoleta (SA)
(ii)
 On December 31, 2018 depreciation charges were included in “Costs” in the amount of Ps. 10,819, in “General and administrative expenses” in the amount of Ps. 14,204 and in “Selling expenses“ in the amount of Ps. 189 in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Completed properties	Undeveloped sites	12.31.18	06.30.18
Net book amount at beginning of the period / year	1,420	174,179	175,599	176,959
Transfers from intangible assets (Note 11)	90	-	90	23,274
Disposals (i)	(147)	-	(147)	(24,634)
Net book amount at end of the period / year	1,363	174,179	175,542	175,599
Non - current			174,633	175,336
Current			909	263
Total			175,542	175,599

(i) On December 31, 2018 cost of sale of properties charges were included in “Costs”, in the Statement of Comprehensive Income (Note 20).

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	12.31.18	06.30.18
Costs	157,222	134,609	156,281	74,182	36,196	558,490	396,400
Accumulated depreciation	-	(39,101)	(103,200)	-	(31,370)	(173,671)	(134,339)
Net book amount at beginning of the period / year	157,222	95,508	53,081	74,182	4,826	384,819	262,061
Additions	-	52,930	-	436	-	53,366	79,651
Incorporation as result of business combination	-	21,400	-	-	-	21,400	105,713
Transfers to trading properties (Note 10)	-	-	-	(90)	-	(90)	(23,274)
Depreciation charge (i)	-	(18,236)	(3,380)	-	(3,619)	(25,235)	(39,332)
Net book amount at end of the period / year	157,222	151,602	49,701	74,528	1,207	434,260	384,819
Costs	157,222	208,939	156,281	74,528	36,196	633,166	558,490
Accumulated depreciation	-	(57,337)	(106,580)	-	(34,989)	(198,906)	(173,671)
Net book amount at end of the period / year	157,222	151,602	49,701	74,528	1,207	434,260	384,819

(i)   On December 31, 2018 depreciation charges were included in “Costs” in the amount of Ps. 5,884, in “General and administrative expenses” in the amount of Ps. 19,012 and in “Selling expenses“ in the amount of Ps. 339 in the Statement of Comprehensive Income (Note 20).
(ii)  Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the consolidated statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the financial statements as of June 30, 2018.

Financial assets and financial liabilities as of December 31, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,921,808	-	-	-	1,921,808	3,914,390	5,836,198
Investments in financial assets:
- Investment in equity public companies’s securities	-	222,145	-	-	222,145	-	222,145
- Non-convertible notes issued by related parties (Notes 23 and 25)	-	1,885,273	-	-	1,885,273	-	1,885,273
- Mutual funds	-	960,655	-	-	960,655	-	960,655
- Bonds	-	1,379,316	-	665,588	2,044,904	-	2,044,904
- Financial trusts	1,231	-	-	-	1,231	-	1,231
Derivative financial instruments
- Futures contracts	-	-	4,231	-	4,231	-	4,231
Cash and cash equivalents:
- Cash at banks and on hand	2,060,535	-	-	-	2,060,535	-	2,060,535
- Short- term investments	-	1,165,255	-	-	1,165,255	-	1,165,255
Total	3,983,574	5,612,644	4,231	665,588	10,266,037	3,914,390	14,180,427

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	930,221	-	930,221	1,740,263	2,670,484
Derivative financial instruments
- United States treasury bonds	-	998	998	-	998
- Swaps of interest rate (ii)	-	25,256	25,256	-	25,256
Borrowings (excluding finance leases liabilities) (Note 16)	20,585,138	-	20,585,138	-	20,585,138
Total	21,515,359	26,254	21,541,613	1,740,263	23,281,876

Group´s financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,822,979	-	-	-	1,822,979	1,907,172	3,730,151
Investments in financial assets:
- Investment in equity public companies’s securities	-	257,111	-	-	257,111	-	257,111
- Non-convertible notes issued by related parties (Notes 23 and 25)	-	316,826	-	-	316,826	-	316,826
- Mutual funds	-	1,638,669	-	-	1,638,669	-	1,638,669
- Bonds	-	3,631,501	-	739,930	4,371,431	-	4,371,431
- Financial trusts	12,163	-	-	-	12,163	-	12,163
Derivative financial instruments
- Futures contracts	-	-	60,371	-	60,371	-	60,371
Cash and cash equivalents:
- Cash at banks and on hand	1,528,483	-	-	-	1,528,483	-	1,528,483
- Short- term investments	-	3,115,511	-	-	3,115,511	-	3,115,511
Total	3,363,625	8,959,618	60,371	739,930	13,123,544	1,907,172	15,030,716

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,340,278	-	1,340,278	1,979,652	3,319,930
Derivative financial instruments	-	-	-	-	-
- United States treasury bonds	-	336	336	-	336
- Swaps of interest rate (ii)	-	59,208	59,208	-	59,208
Borrowings (excluding finance leases liabilities) (Note 16)	19,954,312	-	19,954,312	-	19,954,312
Total	21,294,590	59,544	21,354,134	1,979,652	23,333,786

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2018.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0.5MM - USD 1MM Discount rate 8.7% - 9.5%

Bonds	Black & Scholes Black & Scholes	Price and volatility of the subjacent	Level 3	Price: Ps. 6 - Ps.9 Volatility of the subjacent: 53% - 73% Market interest rate: 11% - 13%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

IRSA Propiedades Comerciales S.A.

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the six-months period as of 31 December, 2018, and at the year ended as of 30 June, 2018.

As of December 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, that is indicated in Note 2.3

13.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of December 31, 2018 and June 30, 2018:

	12.31.18	06.30.18
Lease and services receivables	800,533	609,809
Post-dated checks	509,926	628,115
Averaging of scheduled rent escalation	319,523	383,950
Debtors under legal proceedings	210,845	203,727
Property sales receivables	26,092	20,958
Consumer financing receivables	16,441	25,798
Less: allowance for doubtful accounts	(255,834)	(256,108)
Total trade receivables	1,627,526	1,616,249
Advance payments	352,116	350,142
VAT receivables	298,844	104,306
Prepayments	148,946	183,703
Other receivables from partners of joint ventures (*)	112,451	108,665
Loans	47,744	56,563
Other tax receivables	37,166	26,663
Expenses to be recovered	11,863	10,202
Others	11,269	15,360
Less: allowance for doubtful accounts	(165)	(212)
Total other receivables	1,020,234	855,392
Related parties (Note 23)	2,932,439	1,002,190
Total current trade and other receivables	5,580,199	3,473,831
Non-current	3,146,836	1,217,381
Current	2,433,363	2,256,450
Total	5,580,199	3,473,831

 (*) Includes Ps. 106,021 and Ps. 107,003 as of December 31, 2018 and June 30, 2018, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (See Note 16)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	12.31.18	06.30.18
Beginning of the period/ year	256.320	217.428
Additions (i)	74.664	86.645
Unused amounts reversed (i)	(28.471)	(12.742)
Used during the period	-	(4.152)
Inflation adjustment	(46.514)	(30.859)
End of the period/ year	255.999	256.320

(i)
As of December 31, 2018, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 46,193 in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2018 and 2017:

	Note	12.31.18	12.31.17
(Loss)/ Profit for the period		(4,184,935)	13,330,915
Adjustments:
Income tax expense	18	(1,278,217)	(2,630,758)
Amortization and depreciation	20	53,763	51,198
Net gain from fair value adjustment on investment properties	8	6,386,977	(8,456,525)
Gain from disposal of trading properties		(1,587)	(50,214)
Averaging of schedule rent escalation	19	(21,964)	(55,264)
Directors’ fees		106,212	50,448
Equity incentive plan	20	-	9,160
Financial results, net		6,419,010	1,263,274
Provisions and allowances	13 y 17	62,778	51,323
Share of profit of associates and joint ventures	7	(91,879)	(180,637)
Inflation adjustment		(4,990,587)	(974,876)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(97,787)	(42,146)
Disposals of investment properties and property and equipment		2,744	-
Changes in operating assets and liabilities
Decrease in trading properties		1,734	61,658
Increase of inventories		5,321	(6,587)
Increase in trade and other receivables		(339,760)	(38,091)
Increase in trade and other payables		(812,204)	49,707
Decrease in payroll and social security liabilities		(98,094)	(65,908)
Uses of provisions	17	(27,211)	(13,873)
Net cash generated from operating activities before income tax paid		1,094,314	2,352,804

	12.31.18	12.31.17
Non-cash transactions
Decrease in intangible assets trought an increase in trading properties	90	6,820
Increase in investment properties trought an increase in trade and other payables	1,837	-
Decrease in trade and other receivables trought an increase in investment in associates and joint ventures	5,512	-
Decrease in investment in associates and joint ventures trought a decrease in borrowings	4,676	-
Decrease in equity trought an increase in trade and other payables (Dividends)	95	-
Decrease in investment in associates and joint ventures trought a decrease in equity	23,607	-
Increase in investment properties trought an increase in borrowings	-	8,854
Increase in property plant and equipment trought an increase in borrowings	-	3,544

15.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of December 31, 2018 and June 30, 2018:

	12.31.18	06.30.18
Admission rights	871,500	1,024,519
Rent and service payments received in advance	605,470	418,931
Accrued invoices	329,179	434,021
Trade payables	202,620	479,261
Payments received in advance	76,948	99,220
Tenant deposits	59,468	59,519
Total trade payables	2,145,185	2,515,471
Others	138,445	118,758
Withholdings payable	68,767	65,574
Other tax payables	50,697	28,164
Tax payment plans	26,376	61,161
Other income to be accrued	20,463	46,559
VAT payables	20,042	256,576
Dividends	125	25,507
Total other payables	324,915	602,299
Related parties (Note 23)	200,384	202,160
Total trade and other payables	2,670,484	3,319,930
Non-current	729,603	783,772
Current	1,940,881	2,536,158
Total	2,670,484	3,319,930

IRSA Propiedades Comerciales S.A.

16.
Borrowings

The following table shows the Group's borrowings as of December 31, 2018 and June 30, 2018:

	Book Value at 12.31.18	Book Value at 06.30.18	Fair Value at 12.31.18	Fair Value at 06.30.18
Non-Convertible notes	18,979,743	18,504,218	18,291,866	18,812,752
Bank loans	1,326,790	1,292,930	1,327,451	1,292,930
Bank overdrafts	124,563	8,535	124,563	8,535
AABE Debts	106,021	107,003	106,021	107,003
Loans with non-controling interests	48,021	36,332	48,021	36,332
Finance leases	13,802	18,360	13,802	18,360
Related parties (Note 23)	-	5,295	-	5,295
Total borrowings	20,598,940	19,972,673	19,911,724	20,281,207
Non-current	20,073,059	19,583,268
Current	525,881	389,405
Total	20,598,940	19,972,673

17.
Provisions

The following table shows the movements in the Group's provisions at December 31, 2018 and June 30, 2018 categorized by type of provision:
	Labor, legal and other claims	Investments in associates (*)	12.31.18	06.30.18
Balances at the beginning of the period / year	71,026	464	71,490	48,466
Inflation adjustment	(17,125)	-	(17,125)	(5,834)
Increases (i)	18,947	-	18,947	52,711
Recovery (i)	(2,362)	-	(2,362)	(12,427)
Increases	-	-	-	386
Used during the period	(9,906)	(180)	(10,086)	(12,388)
Incorporation as result of business combination	-	-	-	576
Balances at the end of the period / year	60,580	284	60,864	71,490
Non-current			23,164	15,623
Current			37,700	55,867
Total			60,864	71,490

(*)  Corresponds to investments in associates with negative equity.
(i)
On December 31, 2018, additions and unused amount reversed charged were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 21).

18.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	12.31.18	12.31.17
Current income tax	(56,286)	(311,015)
Deferred income tax	1,334,503	2,941,783
Minimum presumed income tax	-	(10)
Income tax - gain	1,278,217	2,630,758

Changes in the deferred tax account are as follows:

	12.31.18	06.30.18
Beginning of the period / year	(14,528,850)	(18,506,861)
Income tax	1,334,503	3,974,749
Incorporation as result of business combination	-	3,262
End of the period / year	(13,194,347)	(14,528,850)

IRSA Propiedades Comerciales S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	12.31.18	12.31.17
Profit for period before income tax at the prevailing tax rate (ii)	1,634,083	(3,749,848)
Tax effects of:
Rate change	456,206	6,272,233
Share of profit of associates and joint ventures (iii)	26,584	64,739
Result by rate transparency	(139,717)	-
Difference between provisions and affidavits	(4,144)	-
Non-tax loss carry-forwards	(91)	-
Others	(4,844)	56,989
Inflation adjustment	(689,860)	(13,355)
Income tax gain	1,278,217	2,630,758

(i)
Does not include Uruguayan-source results for Ps. (4,863) as of December 31, 2018, and Ps. (4,789) as of December 31, 2017.
(ii)
The Income tax rate in effect in Argentina as of December 31, 2017 was 35%, while as of December 31, 2018 is 30%. See Note 16 to the consolidated financial statements as of June 30, 2018
(iii)
Does not include Uruguayan-source results due to equity interest in associates and joint ventures for Ps. 980 and Ps. (1,518) as of December 31, 2018 and 2017, respectively.

19.
Revenue

	12.31.18	12.31.17
Base rent	1,927,431	1,885,868
Contingent rent	583,649	635,995
Admission rights	313,495	317,315
Parking fees	156,086	185,353
Others	143,891	13,994
Commissions	107,782	110,473
Property management fees	40,412	57,077
Averaging of scheduled rent escalation	21,964	55,264
Total revenues from rentals and services	3,294,710	3,261,339
Sale of trading properties	1,734	61,660
Total revenues from sale of properties	1,734	61,660
Other revenues	-	563
Other revenues	-	563
Total revenues from sales, rentals and services	3,296,444	3,323,562
Expenses and collective promotion fund	1,142,889	1,335,458
Total revenues from expenses and collective promotion funds	1,142,889	1,335,458
Total revenues	4,439,333	4,659,020

20.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	12.31.18	12.31.17
Salaries, social security costs and other personnel administrative expenses (i)	492,525	132,699	20,179	645,403	693,880
Maintenance, security, cleaning, repairs and other	500,090	29,438	994	530,522	565,220
Taxes, rates and contributions	169,489	5,633	118,285	293,407	275,977
Advertising and other selling expenses	225,315	-	17,412	242,727	271,044
Fees and payments for services	16,927	50,834	4,559	72,320	52,441
Directors' fees	-	122,074	-	122,074	125,766
Amortization and depreciation	20,019	33,216	528	53,763	51,198
Leases and expenses	40,458	8,471	781	49,710	26,152
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	46,193	46,193	31,968
Traveling, transportation and stationery	11,545	11,215	992	23,752	17,259
Bank expenses	1,616	7,032	-	8,648	8,034
Other expenses	447	24	27	498	1,398
Cost of sale of properties (Note 10)	147	-	-	147	11,446
Total 12.31.18	1,478,578	400,636	209,950	2,089,164	-
Total 12.31.17	1,662,576	269,660	199,547	-	2,131,783

(i)
For the six-month period ended December 31, 2018, includes Ps. 618,697 of Salaries, Bonuses and Social Security; and Ps. 26,706 of other concepts. For the six-month period ended December 31, 2017, includes Ps. 639,141 of Salaries, Bonuses and Social Security; Ps. 9,160 of Equity incentive plan and Ps. 45,579 of other concepts.
(ii)
For the six-month period ended December 31, 2018, includes Ps. 1,464,694 of Rental and services costs; Ps. 13,884 of Cost of sales and developments. For the six-month period ended December 31, 2017, includes Ps. 1,645,314 of Rental and services costs; Ps. 17,243 of Cost of sales and developments and Ps. 19 of other consumer financing costs.

IRSA Propiedades Comerciales S.A.

21.
Other operating results, net

	12.31.18	12.31.17
Canon	19,321	17,540
Management fees	5,492	3,188
Loss resulting from disposals of property plant and equipment	(2,614)	-
Others	(6,517)	(2,874)
Lawsuits (Note 17)	(16,585)	(19,355)
Donations	(37,712)	(20,549)
Total other operating results, net	(38,615)	(22,050)

22.
Financial results, net

	12.31.18	12.31.17
- Foreign exchange	-	24,916
- Interest income	173,610	75,246
- Dividends income	-	19,227
Finance income	173,610	119,389
- Foreign exchange	(1,216,142)	(112,153)
- Interest expense	(1,028,779)	(556,471)
- Others financial costs	(83,547)	(75,688)
Subtotal finance costs	(2,328,468)	(744,312)
Less: Capitalized finance costs	-	13,097
Finance costs	(2,328,468)	(731,215)
- Fair value gains of financial assets at fair value through profit or loss	612,301	135,063
- Gain from derivative financial instruments	250,773	164,922
- Gain from repurchase of non-convertible notes	3,112	-
Other financial results	866,186	299,985
- Inflation adjustment	(190,936)	(130,351)
Total financial results, net	(1,479,608)	(442,192)

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Item	12.31.18	06.30.18
Trade and other receivables	2,932,439	1,002,190
Investments in financial assets	1,885,273	316,826
Trade and other payables	(200,384)	(202,160)
Borrowings	-	(5,295)
Total	4,617,328	1,111,561

Related parties	12.31.18	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	2,757,795	858,408	Advances
	814,479	52,089	Non-convertible notes
	75,400	546	Other
	28,235	53,168	Corporate services
	12,448	15,868	Equity incentive plan
	597	11,502	Reimbursement of expenses
	514	-	Leases and/or rights to use space
	(411)	(560)	Reimbursement of expenses to pay
	(14,612)	(18,622)	Equity incentive plan to pay
Total direct parent company	3,674,445	972,399
Cresud S.A.CI.F. y A.	1,070,794	264,736	Non-convertible notes
	30	-	Reimbursement of expenses
	(2,546)	(3,245)	Equity incentive plan to pay
	(27,179)	(19,599)	Reimbursement of expenses to pay
	(43,088)	(70,726)	Corporate services to pay
Total direct parent company of IRSA	998,011	171,166
La Rural S.A.	42,429	-	Loans granted
	2,484	36,600	Leases and/or rights to use space
	(2,440)	-	Leases and/or rights to use space
	-	9,133	Dividends
	-	(1,077)	Reimbursement of expenses to pay
Otras Asociadas y negocios conjuntos	539	400	Reimbursement of expenses
	284	649	Management fees
	-	5,493	Loans granted
	-	(365)	Advertising space to pay
	-	(5,295)	Borrowings obtained
	(42)	(300)	Reimbursement of expenses to pay
	(2,029)	(660)	Leases and/or rights to use space
Total associates and joint ventures of IRSA Propiedades Comerciales	41,225	44,578
Directors	(12)	(15)	Reimbursement of expenses to pay
	(106,212)	(85,567)	Fees
Total Directors	(106,224)	(85,582)
Others	6,529	4,185	Reimbursement of expenses
	4,997	5,972	Leases and/or rights to use space
	214	266	Advertising space
	-	(6)	Dividends to pay
	(9)	(11)	Leases and/or rights to use space
	(27)	(34)	Commissions to pay
	(295)	(5)	Reimbursement of expenses to pay
	(1,538)	(1,367)	Legal services
Total Others	9,871	9,000
Total	4,617,328	1,111,561

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	12.31.18	12.31.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	192,647	5,103	Financial operations
	26,847	24,384	Corporate services
	2,900	1,096	Leases and/or rights to use space
	86	116	Commissions
Total direct parent company	222,480	30,699
Cresud S.A.CI.F. y A.	26,283	14,988	Financial operations
	2,110	3,056	Leases and/or rights to use space
	(120,544)	(124,449)	Corporate services
Total direct parent company of IRSA	(92,151)	(106,405)
La Rural S.A.	20,989	18,515	Leases and/or rights to use space
Tarshop S.A.	13,254	13,636	Leases and/or rights to use space
	569	473	Commissions
Others associates and joint ventures	4,773	3,187	Fees
	(371)	163	Financial operations
	(257)	(501)	Leases and/or rights to use space
	-	18	Corporate services
Total associates and joint ventures of IRSA Propiedades Comerciales	38,957	35,491
Directors	(122,074)	(125,765)	Fees
Senior Managment	(9,198)	(8,314)	Fees
Total Directors	(131,272)	(134,079)
Banco de Crédito y Securitización	15,611	11,991	Leases and/or rights to use space
Others	7,533	5,398	Leases and/or rights to use space
	(5,584)	(6,041)	Fees
Total others	17,560	11,348
Total	55,574	(162,946)

The following is a summary of the transactions with related parties:

Related parties	12.31.18	12.31.17	Description of transaction
IRSA Inversiones y Representaciones S.A.	469,913	907,441	Dividens granted
Tyrus	90	1,008	Dividens granted
Total Dividends granted	470,003	908,449
Nuevo Puerto Santa Fe S.A.	8,573	-	Dividens received
La Rural S.A	-	38,454	Dividens received
Total Dividends received	8,573	38,454
Quality Invest S.A.	14,440	18,420	Irrevocable contributions granted
Total Contributions	14,440	18,420
Quality Invest S.A.	4,872	-	Equity contributions granted
Total Contributions	4,872	-

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.18	06.30.18
Assets
Trade and other receivables
Uruguayan Pesos	18	1.16	21	29
US Dollar	10,435	37.50	391,315	338,807
Euros	90	42.84	3,840	6,089
Trade and other receivables with related parties
US Dollar	2,350	37.70	88,632	143,307
Total trade and other receivables			483,808	488,232
Investments in financial assets
US Dollar	53,679	37.50	2,012,961	4,373,004
Investment in financial assets with related parties
US Dollar	50,007	37.70	1,885,273	316,826
Total investments in financial assets			3,898,234	4,689,830
Cash and cash equivalents
Uruguayan Pesos	5	1.16	6	3
US Dollar	68,869	37.50	2,582,601	3,079,520
Pound	2	47.60	72	73
Euros	1	42.84	49	48
Total cash and cash equivalents			2,582,728	3,079,644
Total Assets			6,964,770	8,257,706
Liabilities
Trade and other payables
Uruguayan Pesos	12	1.16	14	18
US Dollar	5,027	37.70	189,517	210,475
Euros	-	47.96	-	1,773
Total trade and other payables			189,531	212,266
Borrowings
US Dollar	541,989	37.70	20,432,972	19,946,017
Total borrowings			20,432,972	19,946,017
Borrowings
US Dollar	696	37.70	26,255	337
Total borrowings			26,255	337
Provisions
US Dollar	5	37.70	189	184
Total Provisions			189	184
Total Liabilities			20,648,947	20,158,804

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3) Exchange rate as of December 31, 2018 and June 30, 2018, respectively according to Banco Nación Argentina.

26.
Subsequents events

On February 14, 2019, the Group sold the entire shareholding of the Company in Tarshop S.A. With this acquisition, Banco Hipotecario S.A. will become in the holder of 100% of the capital stock of Tarshop S.A. The price of the operation was established at USD 0.1 million, which have already been received.

The parties agree that the seller will be entitled to a variable remuneration, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The loss for this transaction will amount to approximately Ps. 129.6 million.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

Legal address: Moreno 877 – 22°floor

Autonomous City Buenos Aires

Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2018, and the unaudited condensed interim consolidated statement of comprehensive income for the six-month period ended December 31, 2018 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2018 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
 we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
 as of December 31, 2018, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 18,342,417.66 which was no callable at that date.

Autonomous City of Buenos Aires, February 21, 2019

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited condensed interim separate financial statements for the six-month period ended December 31, 2018, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2018 and June 30, 2018
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.18	06.30.18
ASSETS
Non-current assets
Investment properties	7	47,993,113	54,907,561
Property, plant and equipment	8	233,880	245,197
Trading properties	9	128,967	129,670
Intangible assets	10	205,935	174,516
Investments in associates and joint ventures	6	12,857,350	12,076,652
Trade and other receivables	12	3,302,282	1,494,495
Income tax and minimum presumed income tax credits		113,789	196,055
Investments in financial assets	11	21,869	37,144
Total non-current assets		64,857,185	69,261,290
Current Assets
Trading properties	9	909	263
Inventories		22,763	27,321
Trade and other receivables	12	2,829,986	2,264,409
Investments in financial assets	11	4,690,321	5,314,319
Derivative financial instruments	11	4,231	60,371
Cash and cash equivalents	11	2,256,040	4,109,001
Total current assets		9,804,250	11,775,684
TOTAL ASSETS		74,661,435	81,036,974
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		41,897,984	46,874,092
TOTAL SHAREHOLDERS’ EQUITY		41,897,984	46,874,092
LIABILITIES
Non-current liabilities
Trade and other payables	14	516,697	545,907
Borrowings	15	18,647,718	18,189,368
Deferred income tax liabilities	17	10,163,666	11,835,552
Other liabilities	6	104,010	162,548
Provisions	16	19,578	12,279
Total non-current liabilities		29,451,669	30,745,654
Current liabilities
Trade and other payables	14	1,525,802	1,802,446
Borrowings	15	1,550,335	1,366,742
Income tax liabilities		87,410	12,783
Payroll and social security liabilities		119,153	199,152
Provisions	16	29,082	36,105
Total current liabilities		3,311,782	3,417,228
TOTAL LIABILITIES		32,763,451	34,162,882
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		74,661,435	81,036,974

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

1

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the six-month and three-month periods ended December 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.18	12.31.17	12.31.18	12.31.17
Income from sales, rentals and services	18	2,639,770	2,789,740	1,314,253	1,405,452
Income from expenses and collective promotion fund	18	994,149	1,151,440	515,922	586,119
Operating costs	19	(1,317,282)	(1,505,231)	(673,773)	(749,234)
Gross profit		2,316,637	2,435,949	1,156,402	1,242,337
Net gain from fair value adjustments of investment properties	7	(7,194,857)	7,227,455	(8,501,372)	6,388,399
General and administrative expenses	19	(357,074)	(248,037)	(194,515)	(125,392)
Selling expenses	19	(165,278)	(169,731)	(63,832)	(90,670)
Other operating results, net	20	(24,123)	(12,060)	(8,597)	(4,867)
Loss/ Profit from operations		(5,424,695)	9,233,576	(7,611,914)	7,409,807
Share of profit of associates and joint ventures	6	816,278	1,974,498	(2,363,061)	1,950,536
Loss/ Profit from operations before financing and taxation		(4,608,417)	11,208,074	(9,974,975)	9,360,343
Finance income	21	128,366	85,271	(244,453)	10,218
Finance cost	21	(2,209,665)	(736,213)	3,638,236	(545,110)
Other financial results	21	832,435	328,600	(707,574)	261,328
Inflation adjustment	21	(174,118)	(117,936)	1,121,471	(174,122)
Financial results, net		(1,422,982)	(440,278)	3,807,680	(447,686)
Loss/ Profit before income tax		(6,031,399)	10,767,796	(6,167,295)	8,912,657
Income tax expense	17	1,671,886	2,197,819	1,206,489	2,717,409
Loss/ Profit for the period		(4,359,513)	12,965,615	(4,960,806)	11,630,066
Total comprehensive income for the period		(4,359,513)	12,965,615	(4,960,806)	11,630,066

Loss/ Profit per share for the period
Basic		(34.60)	102.89	(39.37)	92.29
Diluted (1)		(34.60)	102.89	(39.37)	92.29

(1)
As the result of the period shows a loss, therefore there is not a dilutive effect on it.

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2018	126,014	1,890,030	5,538,092	76,558	-	5,253,835	4,417,867	29,571,696	46,874,092
Initial adjustment of results (IFRS 9) (2)	-	-	-	-	-	-	-	(23,607)	(23,607)
Balance as of June 30, 2018 - Adjusted	126,014	1,890,030	5,538,092	76,558	-	5,253,835	4,417,867	29,548,089	46,850,485
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	(4,359,513)	(4,359,513)
Assignment of results - Shareholders’ meeting of October 29, 2018	-	-	-	-	18,553,559	-	19,728,805	(38,859,989)	(577,625)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(15,363)
Balance as of December 31, 2018	126,014	1,890,030	5,538,092	76,558	18,553,559	5,253,835	24,146,672	(13,671,413)	41,897,984

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2017	126,014	1,890,030	5,538,092	76,558	670,799	5,253,835	-	23,119,935	36,675,263
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	12,965,615	12,965,615
Assignment of results - Shareholders’ meeting of October 31, 2017	-	-	-	-	(670,799)	-	4,417,867	(4,798,734)	(1,051,666)
Balance as of December 31, 2017	126,014	1,890,030	5,538,092	76,558	-	5,253,835	4,417,867	31,286,816	48,589,212

  (1)   Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
  (2)   See Note 2.2 to the unaudited condensed interim consolidated financial statements as of December 31, 2018.
  (3)   The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month period ended December 31, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	12.31.18	12.31.17
Operating activities:
Cash generated from operations	13	900,765	1,882,087
Income tax paid		(13,157)	(312,556)
Net cash generated from operating activities		887,608	1,569,531

Investing activities:
Acquisition of investment properties		(477,127)	(165,161)
Acquisition of property, plant and equipment		(11,694)	(8,074)
Acquisition of intangible assets		(53,364)	(40,432)
Loans granted, net		3,468	(17,325)
Acquisitions of investment in financial assets		(8,393,835)	(5,134,822)
Proceeds from investments in financial assets		8,859,035	4,194,885
Loans granted to related parties		(58,616)	-
Advance payments		(1,762,792)	(102,756)
Acquisition of subsidiaries net of cash acquired		(36,078)	(43,421)
Collection of financial assets interests		169,089	61,905
Dividends received		3,897	-
Net cash used in investing activities		(1,758,017)	(1,255,201)
Financing activities:
Payments of financial leasing		(5,421)	(1,731)
Payment of borrowings		-	(2,134)
Payment of borrowings with related parties		-	(1,424,890)
Issuance of non-convertible notes		-	3,777,040
Borrowings obtained with related parties		-	558,369
Repurchase of non - convertible notes		(35,408)	-
Proceeds from derivative financial instruments		651,829	190,869
Payment of derivative financial instruments		(365,557)	(21,770)
Dividends paid		(870,028)	(478,439)
Interest paid		(577,530)	(1,051,666)
Short term loans, net		126,720	(20,915)
Net cash (used in)/ generated from financing activities		(1,075,395)	1,524,733

Net (decrease)/ increase in cash and cash equivalents		(1,945,804)	1,839,063
Cash and cash equivalents at beginning of period	11	4,109,001	2,719,644
Foreign exchange gain on cash and and fair value result for cash equivalents		98,428	77,827
Inflation adjustment		(5,585)	(8,879)
Cash and cash equivalents at end of period	11	2,256,040	4,627,655

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 332,119 square meters (sqm) in 14 shopping malls, 115,397 sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These financial statements have been approved by the Board of Directors to be issued on February 21, 2019.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Company has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

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IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Other financial income (expenses), net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

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IRSA Propiedades Comerciales S.A.

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these financial statements are consistent with those applied in the annual financial statements as of June 30, 2018.

As described in Note 2.2 to the annual financial statements, the Group adopted IFRS 9 "Financial instruments" for the current year using the cumulative effect approach, so that the cumulative impact at the beginning of the year of the adoption was recognized in retained earnings, and the comparative figures have not been modified.

2.3.
Comparability of information

The amounts as of June 30, 2018 and December 31, 2017, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these financial statements.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2018. See Note 2 to the consolidated financial statements.

3.
Seasonal effects on operations

See Note 3 to the unaudited condensed interim consolidated financial statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 as of the annual consolidated financial statements.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2018. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2018 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 2.3. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

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IRSA Propiedades Comerciales S.A.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	12.31.18	06.30.18	12.31.18	06.30.18	12.31.18	12.31.17
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	7,137,456	6,273,909	863,548	1,272,677
Torodur S.A.	100.00%	100.00%	2,156,179	2,172,386	(16,208)	(13,679)
Arcos del Gourmet S.A.	90.00%	90.00%	689,480	792,141	(102,662)	293,963
Shopping Neuquén S.A.	99.95%	99.95%	450,425	537,043	(86,612)	217,776
Entertainment Holdings S.A.	70.00%	70.00%	298,743	320,344	(6,238)	37,039
Centro de Entretenimientos La Plata S.A. (5)(4)	95.00%	100.00%	149,167	159,016	(2,956)	-
Emprendimiento Recoleta S.A. (2)	53.68%	53.68%	51,532	61,941	(10,410)	(318)
Entretenimiento Universal S.A.	3.75%	3.75%	201	306	(104)	217
Fibesa S.A. (3)	97.00%	97.00%	(104,010)	(162,548)	58,864	17,000
La Malteria	95.00%	-	48,648	-	48,553	-
Pareto S.A	69.96%	-	57,496	-	(821)	-
Associates
Tarshop S.A. (4)	20.00%	20.00%	133,392	123,632	33,368	(7,536)
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,405,171	1,364,526	21,332	101,525
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	279,460	271,408	16,624	55,834
			12,753,340	11,914,104	816,278	1,974,498

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	1,079,436	8,921,821
Torodur S.A. (1)	Uruguay	Inversora	1,735,435,048	581,676	(16,208)	2,156,179
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	(113,510)	745,755
Shopping Neuquén S.A.	Argentina	Real estate	(ii)	53,540	(86,659)	450,656
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	25,623	527,388
Centro de Entretenimiento La Plata S.A. (6)(5)(4)	Argentina	Real estate	14,250	1,500	(3,112)	156,765
Emprendimiento Recoleta S.A. (2)	Argentina	Real estate	13,449,990	11,565	(19,617)	95,992
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	(8,344)	(659)
Fibesa S.A. (3)	Argentina	Real estate	(i)	2,395	22,403	59,698
La Malteria	Argentina	Inmobiliario	95,000	100	51,109	51,232
Pareto S.A	Argentina	Design and development	81,500	117	(1,174)	57,178
Associates
Tarshop S.A. (4)	Argentina	Consumer financing Investor	48,759,288	598,796	100,890	601,010
Joint ventures
Quality Invest S.A.	Argentina	Real estate	120,827,022	280,278	37,833	2,774,712
Nuevo Puerto Santa Fe S.A. (5)(6)	Argentina	Real estate	138,750	27,750	33,248	546,866

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Concession ends on November 18, 2018. As of December 31, 2018, is in liquidation.
(3)
Included in other payables.
(4)
Correspond to profit or loss for the six-month period ended December 31, 2018 and 2017, respectively.
(5)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(6)
Nominal value per share Ps. 100.
(i)
Correspond to 2,323,125 share. Nominal value per share Ps. 1 with rights to 5 votes.
(ii)
Correspond to 53,511,353 share. Nominal value per share Ps. 1 with rights to 5 votes.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	12.31.18	06.30.18
Beginning of the period / year (i)	11,914,104	9,290,430
Adjustment of initial balances NIIF 9 (ii)	(23,607)	-
Irrevocable contributions (Note 22)	15,258	77,683
Capital contributions (Note 22)	5,049	2,102
Share premium	58,235	-
Share of profit, net	816,278	2,719,306
Sale of interest of subsidiaries	(7,712)	-
Changes in non-controlling interest	(15,363)	-
Acquisition of subsidiaries	-	121,515
Dividends distribution (Note 22)	(8,573)	(296,932)
Goodwill	(329)	-
End of the period / year (i)	12,753,340	11,914,104

(i)
It includes (Ps. 104,010) and (Ps. 162,548) as of December 31, 2018 and June 30, 2018, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.
(ii)
See Note 2.2 to the condensed interim consolidate financial statements as of December 31, 2018.

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IRSA Propiedades Comerciales S.A.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	12.31.18	06.30.18
Fair value at beginning of the period / year	42,474,693	10,611,826	1,481,152	339,890	54,907,561	47,980,236
Additions	101,115	16,219	256,713	101,067	475,114	501,655
Capitalized lease costs	960	2,890	-	-	3,850	25,861
Depreciation of capitalized lease costs (i)	(1,327)	(1,473)	-	-	(2,800)	(6,160)
Transfers to property, plant and equipment (Note 8)	-	-	-	-	-	(10,077)
Disposals	-	-	-	-	-	(38,766)
Cession (ii)	-	-	(195,755)	-	(195,755)	-
Net gain from fair value adjustment on investment properties	(7,421,845)	245,849	(23,737)	4,876	(7,194,857)	6,454,812
Fair value at end of the period / year	35,153,596	10,875,311	1,518,373	445,833	47,993,113	54,907,561

(i)
On December 31,2018 the amortization charges were included in “Costs” in the amount of Ps. 2,800, in the Statement of Comprehensive Income (Note 19).
(ii)
Cession of Malteria Hudson property to the subsidiary La Malteria S.A. (See note 4 to the Consolidated Financial Statements as of December 31, 2018)

The following amounts have been recognized in the statements of comprehensive income:

	12.31.18	12.31.17
Rental and services income (Note 18)	2,638,036	2,727,518
Expenses and collective promotion fund (Note 18)	994,149	1,151,440
Rental and services costs (Note 19)	(1,303,867)	(1,488,363)
Net unrealized gain from fair value adjustment on investment properties	(7,194,857)	7,227,455

Valuation techniques are described in Note 9 to the financial statements as of June 30, 2018. There were no changes to the valuation techniques. The company has reassessed the assumptions at the end of the period, incorporating the effect of changes in macroeconomic condition.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	12.31.18	06.30.18
Costs	267,692	106,178	707,807	11,036	477	1,093,190	1,093,644
Accumulated depreciation	(131,819)	(80,350)	(626,793)	(9,031)	-	(847,993)	(801,852)
Net book amount at beginning of the period / year	135,873	25,828	81,014	2,005	477	245,197	291,792
Additions	-	185	11,509	-	-	11,694	36,614
Transfers from investment properties (Note 7)	-	-	-	-	-	-	10,077
Disposals	-	-	-	-	-	-	(47,161)
Depreciation charges (i)	(4,750)	(2,363)	(15,038)	(860)	-	(23,011)	(46,178)
Net book amount at end of the period / year	131,123	23,650	77,485	1,145	477	233,880	245,144
Costs	267,692	106,363	719,316	11,036	477	1,104,884	1,093,190
Accumulated depreciation	(136,569)	(82,713)	(641,831)	(9,891)	-	(871,004)	(847,993)
Net book amount at end of the period / year	131,123	23,650	77,485	1,145	477	233,880	245,197

(i)  On December 31,2018 the depreciation charges were included in “Costs” in the amount of Ps. 8,735, in “General and administrative expenses” in the amount of Ps. 14,087 and in “Selling expenses“in the amount of Ps. 189 in the Statement of Comprehensive Income (Note 19).

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IRSA Propiedades Comerciales S.A.

9.
Trading properties

Changes in in the Company’s, trading properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Completed properties	Undeveloped sites	12.31.18	06.30.18
Net book amount at the beginning of the period / year	1,420	128,513	129,933	131,293
Transfers from intangible assets (Note 10)	90	-	90	23,274
Disposals (i)	(147)	-	(147)	(24,634)
Net book amount at the end of the period / year	1,363	128,513	129,876	129,933
Non current			128,967	129,670
Current			909	263
Total			129,876	129,933

(i)
On December 31, 2018 cost of sale of properties charges were included in “Costs”, in the statement of comprehensive income (Note 19)

10.
Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Software	Right to receive units (ii)	Others	12.31.18	06.30.18
Costs	133,936	74,182	36,196	244,314	299,086
Accumulated depreciation	(38,428)	-	(31,370)	(69,798)	(150,390)
Net book amount at beginning of the period / year	95,508	74,182	4,826	174,516	148,696
Additions	52,928	436	-	53,364	79,654
Transfers to trading properties (Note 9)	-	(90)	-	(90)	(23,274)
Amortization charge (i)	(18,236)	-	(3,619)	(21,855)	(30,560)
Net book amount at end of the period / year	130,200	74,528	1,207	205,935	174,516
Costs	186,864	74,528	36,196	297,588	244,315
Accumulated depreciation	(56,664)	-	(34,989)	(91,653)	(69,799)
Net book amount at end of the period / year	130,200	74,528	1,207	205,935	174,516

 (i) On December 31,2018 the amortization charges were included in “Costs” in the amount of Ps. 2,505, in “General and administrative expenses” in the amount of Ps. 19,011 and in “Selling expenses“ in the amount of Ps. 339 in the Statement of Comprehensive Income (Note 19).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

11.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 11 to the separate financial statements as of June 30, 2018.

Financial assets and financial liabilities as of December 31, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	2,161,722	-	-	-	2,161,722	4,179,153	6,340,875
Investments in financial assets:
- Investment in equity public companies´s secirities	-	179,773	-	-	179,773	-	179,773
- Bonds	-	1,039,194	-	665,588	1,704,782	-	1,704,782
- Non-convertible notes issued by related parties (Notes 22 and 24)	-	1,865,749	-	-	1,865,749	-	1,865,749
- Mutual funds	-	960,655	-	-	960,655	-	960,655
- Financial trusts	1,231	-	-	-	1,231	-	1,231
Derivative financial instruments
- Futures contracts	-	-	4,231	-	4,231	-	4,231
Cash and cash equivalents:
- Cash at banks and on hand	532,639	-	-	-	532,639	-	532,639
- Short- term investments	1,458,645	264,756	-	-	1,723,401	-	1,723,401
Total	4,154,237	4,310,127	4,231	665,588	9,134,183	4,179,153	13,313,336

10

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 14)	735,473	1,307,026	2,042,499
Borrowings (excluding finance leases liabilities) (Note 15)	20,184,251	-	20,184,251
Total	20,919,724	1,307,026	22,226,750

Company´s financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	1,776,954	-	-	-	1,776,954	2,199,796	3,976,750
Investments in financial assets:
- Investment in equity public companies´s secirities	-	204,397	-	-	204,397	-	204,397
- Bonds	-	2,540,233	-	739,930	3,280,163	-	3,280,163
- Non-convertible notes issued by related parties (Notes 22 and 24)	-	231,565	-	-	231,565	-	231,565
- Mutual funds	-	1,623,175	-	-	1,623,175	-	1,623,175
- Financial trusts	12,162	-	-	-	12,162	-	12,162
Derivative financial instruments
- Futures contracts	-	-	60,371	-	60,371	-	60,371
Cash and cash equivalents:
- Cash at banks and on hand	1,285,076	-	-	-	1,285,076	-	1,285,076
- Short- term investments	-	2,823,925	-	-	2,823,925	-	2,823,925
Total	3,074,192	7,423,296	60,371	739,930	11,297,789	2,199,796	13,497,584

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 14)	625,699	1,722,654	2,348,353
Borrowings (excluding finance leases liabilities) (Note 15)	19,537,750	-	19,537,750
Total	20,163,449	1,722,654	21,886,103

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings.

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table, see Note 13 to the unaudited condensed interim consolidated financial statements.

11

IRSA Propiedades Comerciales S.A.

12.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of December 31, 2018 and June 30, 2018:

	12.31.18	06.30.18
Lease and services receivables	634,314	503,076
Post-dated checks	450,729	541,546
Averaging of scheduled rent escalation	289,834	347,014
Debtors under legal proceedings	171,500	167,108
Property sales receivables	26,092	25,798
Consumer financing receivables	16,441	20,958
Less: allowance for doubtful accounts	(208,442)	(217,634)
Total trade receivables	1,380,468	1,387,866
Other tax receivables	237,190	20,184
Advance payments	197,007	105,489
Prepayments	121,183	179,134
Loans	46,830	54,169
Others	25,412	10,763
Expenses to be recovered	9,053	7,458
Less: allowance for doubtful accounts	(165)	(212)
Total other receivables	636,510	376,985
Related parties (Note 22)	4,115,290	1,994,053
Total current trade and other receivables	6,132,268	3,758,904
Non-current	3,302,282	1,494,495
Current	2,829,986	2,264,409
Total	6,132,268	3,758,904

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	12.31.18	06.30.18
Beginning of the period / year	217,846	194,174
Additions (i)	50,092	80,038
Unused amounts reversed (i)	(23,651)	(11,190)
Used during the year	-	(983)
Inflation adjustment	(35,680)	(44,193)
End of the period / year	208,607	217,846

(i)  On December 31, 2018, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 26,441 in the Statement of Comprehensive Income.

13.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the six-month period ended December 31, 2018 and 2017:

	Note	12.31.18	12.31.17
Net loss/ profit for the period		(4,359,513)	12,965,615
Adjustments:
Income tax expense	17	(1,671,886)	(2,197,819)
Amortization and depreciation	19	47,666	44,266
Gain from disposal of trading properties		(1,587)	(50,213)
Changes in fair value of investment properties	7	7,194,857	(7,227,455)
Directors’ fees provision		103,148	45,848
Equity incentive plan		-	10,095
Averaging of schedule rent escalation	18	(20,953)	(44,351)
Financial results, net		6,692,245	286,308
Provisions and allowances	12 and 16	39,494	34,500
Share of profit of associates and joint ventures	6	(816,278)	(1,974,498)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(98,428)	(77,827)
Result for sales of share in associates and joint ventures		327	-
Inflation adjustment		(5,298,931)	(26,587)
Changes in operating assets and liabilities:
Decrease/ (Increase) in inventories		4,558	(2,816)
Decrease in trading properties		1,734	61,658
Increase/ (Decrease) in trade and other receivables		(283,832)	282,034
Decrease in trade and other payables		(539,080)	(175,530)
Decrease in payroll and social security liabilities		(79,999)	(61,207)
Uses of provisions	16	(12,777)	(9,934)
Net cash generated from operating activities before income tax paid		900,765	1,882,087

12

IRSA Propiedades Comerciales S.A.

The following table shows a detail of non-cash transactions occurred in the six-month period ended December 31, 2018 and 2017:

Non-cash transactions	12.31.18	12.31.17
Increase in property plant and equipment through an increase in borrowings	-	5,242
Increase in trading properties through a decrease in intangible assets	90	10,088
Increase in investment properties through an increase in trade and other payables	1,837	-
Decrease in investment properties through an increase in trade and other receivables	195,755	-
Decrease in borrowings through a decrease in financial assets	-	70,873
Decrease in equity investments in associates and joint ventures through a decrease in borrowings	4,676	-
Increase in equity investments in associates and joint ventures through a decrease in trade and other receivables	5,512	-
Decrease in equity through an increase in trade and other receivables (Dividends)	95	-
Decrease in equity investments in associates and joint ventures through a decrease in trade and other receivables	7,712	-
Increase in equity investments in associates and joint ventures through an increase in trade and other payables	36,952	-
Decrease in other liabilities through an increase in other credits	-	18,601
Decrease in borrowings through an increase in trade and other receivables (Dividends)	-	23,107
Decrease in equity investments in associates and joint ventures through an initial adjustment of results	23,607	-
Decrease in equity investments in associates and joint ventures through a decrease in equity	15,363	-

14.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of December 31, 2018 and June 30, 2018:

	12.31.18	06.30.18
Admission rights	798,626	940,186
Rent and service payments received in advance	310,470	326,250
Acourred invoices	257,298	210,007
Trade payables	134,452	153,160
Payments received in advance	65,326	84,836
Tenant deposits	50,172	50,022
Total current trade payables	1,616,344	1,764,461
Withholding income tax	61,591	57,239
Others	45,237	13,993
Other tax payables	24,526	25,508
Tax payment plans	16,593	37,005
Other income to be accrued	15,568	12,561
VAT payables	14,326	239,069
Other payables	2,825	3,601
Total other payables	180,666	388,976
Related parties (Note 22)	245,489	194,916
Total current trade and other payables	2,042,499	2,348,353
Non-current	516,697	545,907
Current	1,525,802	1,802,446
Total	2,042,499	2,348,353

15.
Borrowings

The following table shows the Company’s borrowings as of December 31, 2018 and June 30, 2018:

	Book Value at 12.31.18	Book Value at 06.30.18	Fair Value at 12.31.18	Fair Value at 06.30.18
Non-Convertible notes	18,979,743	18,504,218	18,291,866	18,812,752
Related parties (Note 22)	1,080,453	1,032,041	1,080,453	1,032,041
Financial leasing	13,802	18,360	13,802	18,360
Bank overdrafts	124,055	1,491	124,055	1,491
Total borrowings	20,198,053	19,556,110	19,510,176	19,864,644
Non-current	18,647,718	18,189,368
Current	1,550,335	1,366,742
Total	20,198,053	19,556,110

13

IRSA Propiedades Comerciales S.A.

16.
Provisions

The following table shows the movements in the Company’s provisions as of December 31, 2018 and June 30, 2018:

	12.31.18	06.30.18
Balances at the beginning of the period / year	48,384	54,823
Increases (i)	15,224	21,925
Recovery (i)	(2,171)	(8,721)
Used during the period / year	(1,459)	(1,584)
Inflation adjustment	(11,318)	(18,059)
Balances at the end of the period / year	48,660	48,384
Non-current	19,578	12,279
Current	29,082	36,105
Total	48,660	48,384

(i)
 On December 31, 2018, additions and unused amount were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 20).

17.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:
	12.31.18	12.31.17
Current income tax	-	(191,846)
Deferred income tax	1,671,886	2,389,665
Income tax - gain	1,671,886	2,197,819

Changes in the deferred tax account are as follows:
	12.31.18	06.30.18
Beginning of the period / year	(11,835,552)	(15,336,835)
Income tax	1,671,886	3,501,283
End of the period / year	(10,163,666)	(11,835,552)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the nine month periods ended December 31, 2018 and 2017:

	12.31.18	12.31.17
Profit for period before income tax at the prevailing tax rate (i)	1,809,420	(3,768,729)
Tax effects of:	-	-
Result by rate transparency	(139,717)	-
Difference between provisions and affidavits	(2,832)	-
Rate change	234,218	5,169,903
Share of profit of associates and joint ventures	244,883	691,074
Inflation adjustment	(465,597)	51,546
Non-taxable / non-deductible items	(8,489)	54,025
Income tax - gain	1,671,886	2,197,819

(i)
The Income tax rate in effect in Argentina as of December 31, 2017 was 35%, while as of December 31, 2018 is 30%. See Note 20 to the consolidated financial statements as of June 30, 2018.

18.
Revenue

	12.31.18	12.31.17
Base rent	1,642,258	1,664,525
Contingent rent	518,146	557,692
Admission rights	283,381	283,036
Parking fees	95,177	115,744
Property management fees	33,714	49,097
Averaging of scheduled rent escalation	20,953	44,351
Others	44,407	13,073
Rentals and services income	2,638,036	2,727,518
Sale of trading properties	1,734	61,659
Gain from disposal of trading properties	1,734	61,659
Other revenues	-	563
Other revenues	-	563
Total revenues from sales, rentals and services	2,639,770	2,789,740
Expenses and collective promotion fund	994,149	1,151,440
Total revenues from expenses and collective promotion funds	994,149	1,151,440
Total revenues	3,633,919	3,941,180

14

IRSA Propiedades Comerciales S.A.

19.
Expenses by nature
	Costs (2)	General and administrative expenses	Selling expenses	12.31.18	12.31.17
Salaries, social security costs and other personnel administrative expenses (1)	390,000	130,907	20,179	541,086	566,771
Maintenance, security, cleaning, repairs and other	415,298	19,654	991	435,943	476,210
Advertising and other selling expenses	204,034	-	12,956	216,990	240,035
Taxes, rates and contributions	128,725	242	99,365	228,332	231,117
Leases and expenses	147,322	8,336	781	156,439	142,536
Directors' fees	-	117,178	-	117,178	119,992
Fees and payments for services	7,627	31,742	3,118	42,487	44,146
Amortization and depreciation	14,040	33,098	528	47,666	44,266
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 12)	-	-	26,441	26,441	26,048
Traveling, transportation and stationery	9,486	11,005	909	21,400	14,617
Other expenses	603	4,912	10	5,525	5,815
Cost of sale of properties (Note 9)	147	-	-	147	11,446
Total 12.31.18	1,317,282	357,074	165,278	1,839,634	-
Total 12.31.17	1,505,231	248,037	169,731	-	1,922,999

(1)
For the six-month period ended December 31, 2018, includes Ps. 507,992 of Salaries, Bonuses and Social Security and Ps. 33,094 of other concepts. For the six-month period ended December 31, 2017, includes Ps. 518,666 of Salaries, Bonuses and Social Security; Ps. 10,095 of Equity incentive plan and Ps. 38,010 of other concepts.
(2)
For the six-month period ended December 31, 2018, includes Ps. 1,303,867 of Rental and services costs and Ps. 13,415 of Cost of sales and developments. For the six-month period ended December 31, 2017, includes Ps. 1,488,363 of Rental and services costs; Ps. 16,849 of Cost of sales and developments and Ps. 19 of other consumer financing costs.

20.
Other operating results, net

	12.31.18	12.31.17
Management fees	23,727	21,908
Others	(3,817)	(5,764)
Lawsuits (Note 16)	(13,053)	(8,452)
Donations	(30,980)	(19,752)
Total other operating results, net	(24,123)	(12,060)

21.
Financial results, net

	12.31.18	12.31.17
- Interest income	128,366	53,916
- Foreign exchange	-	31,355
Finance income	128,366	85,271
- Foreign exchange	(1,146,638)	(105,560)
- Interest expense	(992,504)	(564,151)
- Other finance costs	(70,523)	(66,502)
Finance costs	(2,209,665)	(736,213)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	593,128	157,405
- Gain from derivative financial instruments	236,196	171,195
- Gain for repurchase of non.convrtible notes	3,111	-
Other financial results	832,435	328,600
- Inflation adjustment	(174,118)	(117,936)
Total financial results, net	(1,422,982)	(440,278)

15

IRSA Propiedades Comerciales S.A.

22.
Related parties transactions

The following is a summary of the balances with related parties:

Items	12.31.18	06.30.18
Trade and other receivables	4,115,290	1,994,053
Investments in financial assets	1,865,749	231,565
Trade and other payables	(245,489)	(194,916)
Borrowings	(1,080,453)	(1,032,041)
Total	4,655,097	998,661

Related parties	12.31.18	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	2,757,796	858,408	Advances
	814,479	-	Non-convertible notes
	75,400	546	Others
	28,235	53,168	Corporate services
	12,448	15,868	Equity incentive plan
	597	11,502	Reimbursement of expenses
	514	-	Leases collections
Total direct parent company	3,689,469	939,492
Cresud S.A.CI.F. y A.	1,051,270	231,565	Non-convertible notes
	(2,546)	(3,245)	Equity incentive plan to pay
	(27,160)	(19,492)	Reimbursement of expenses to pay
	(43,088)	(70,726)	Corporate services to pay
Total direct parent company of IRSA	978,476	138,102
Arcos del Gourmet	140,447	205,239	Leases and/or rights to use space
	39,667	30,736	Loans granted
	18,942	20,677	Reimbursement of expenses
	17,336	22,099	Others
Fibesa S.A.	6,707	-	Reimbursement of expenses
	-	(48)	Reimbursement of expenses to pay
	598	-	Leases and/or rights to use space
	18	22	Management fee
	5	6	Lease collections
Shopping Neuquen S.A.	435,696	484,328	Leases and/or rights to use space
	178,776	151,923	Reimbursement of expenses
	27,502	18,990	Loans granted
	14,370	14,425	Dividends
Torodur S.A.	(3)	(4)	Reimbursement of expenses to pay
	(1,080,453)	(1,026,747)	Borrowings obtained
Ogden Argentina S.A	100,263	61,748	Loans granted
	62	50	Reimbursement of expenses
Entretenimiento Universal S.A.	15,845	12,670	Loans granted
	20	28	Reimbursement of expenses
La Maltería S.A	197,808	-	Others
	(95)	-	Contributions to pay
Pareto S.A	(36,852)	-	Others
Others subsidiaries of IRSA Propiedades Comerciales S.A.	27,586	6,293	Reimbursement of expenses
	2,734	3,095	Management fee of expenses
	937	2,134	Advertising space
	-	(1,078)	Contributions to pay
	(1,688)	(24)	Reimbursement of expenses to pay
	(6,696)	(1,655)	Others
	(19,651)	(13,243)	Leases and/or rights to use space
	(1,687)	(439)	Lease collections to pay
Total subsidiaries of IRSA Propiedades Comerciales S.A	78,194	(8,775)

Related parties	12.31.18	30.06.18	Description of transaction
Others associaltes and joint ventures	-	399	Reimbursement of expenses
	284	649	Management fee
	497	5,493	Loans granted
	-	(300)	Reimbursement of expenses to pay
	-	(365)	Advertising space to pay
	-	(660)	Leases and/or rights to use space
	-	(5,294)	Borrowings obtained
	(2,029)	-	Leases and/or rights to use space
Total associaltes and joint ventures	(1,248)	(78)
Directors	(12)	(15)	Reimbursement of expenses to pay
	(103,148)	(83,008)	Fees
Total Directors	(103,160)	(83,023)
Others related parties	3,859	4,182	Reimbursement of expenses
	10,142	9,109	Leases and/or rights to use space
	(311)	(8)	Reimbursement of expenses to pay
	214	266	Advertising space
	(19)	(11)	Leases and/or rights to use space
	(519)	(595)	Legal services
Total others	13,366	12,943
Total	4,655,097	998,661

16

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	12.31.18	12.31.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	166,089	6	Financial operations
	26,847	24,384	Corporate services
	2,900	1,096	Leases and/or rights to use space
	86	116	Commissions
Total direct parent company	195,922	25,602
Cresud S.A.CI.F. y A.	11,453	2,987	Financial operations
	2,110	3,056	Leases and/or rights to use space
	(120,544)	(124,449)	Corporate services
Total direct parent company of IRSA	(106,981)	(118,406)
Arcos del Gourmet S.A.	(329)	2,443	Financial operations
	(64,822)	(36,729)	Leases and/or rights to use space
Torodur S.A.	(53,706)	(103,742)	Financial operations
Shopping Neuquen S.A.	(129)	829	Financial operations
	(48,654)	(26,391)	Leases and/or rights to use space
Ogden Argentina S.A	21,691	117	Financial operations
Panamerican Mall S.A.	(10,510)	(8,151)	Leases and/or rights to use space
	14,844	17,426	Fees
Others associates and joint ventures	4,452	(339)	Financial operations
	3,391	1,294	Fees
	2,864	1,300	Leases and/or rights to use space
Total subsidiaries	(130,908)	(151,943)
Tarshop S.A.	13,254	13,636	Leases and/or rights to use space
Others associates and joint ventures	4,772	3,187	Fees
	(371)	714	Financial operations
	(257)	(501)	Leases and/or rights to use space
Total associates and joint ventures	17,398	17,036
Directors	(117,178)	(119,992)	Fees
Directors	(9,198)	(8,314)	Fees
Total directors	(126,376)	(128,306)
Banco de Crédito y Securitización	15,611	11,991	Leases and/or rights to use space
Others	7,532	5,364	Leases and/or rights to use space
	(2,947)	(4,941)	Fees
Total others	20,196	12,414
Total	(130,749)	(343,603)

The following is a summary of the transactions with related parties:

Related parties	12.31.18	12.31.17	Description of transaction
Inversiones y Representaciones Sociedad Anónima (IRSA)	469,913	907,441	Dividends granted
Tyrus	90	1,008	Dividends granted
Total dividends granted	470,003	908,449
Fibesa	-	41,710	Dividends received
Nuevo Puerto Santa Fe	8,573	-	Dividends received
Total dividends received	8,573	41,710
Centro de Entretenimientos La Plata S.A.	818	-	Irrevocable contributions granted
Quality Invest S.A.	14,440	18,420	Irrevocable contributions granted
Shopping Neuquen S.A.	-	25,117	Irrevocable contributions granted
Total irrevocable contributions to subsidiaries	15,258	43,537
Pareto S.A.	58,235	-	Share premium
Total share premium	58,235	-
Malteria S.A.	95	-	Irrevocable contributions
Pareto S.A.	82	-	Irrevocable contributions
Quality Invest S.A.	4,872	-	Irrevocable contributions
Total contributions	5,049	-
Fibesa S.A.	7,712	-	Share sale
Total share sale	7,712	-

23.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 16 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 19 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 - Foreign currency assets and liabilities

17

IRSA Propiedades Comerciales S.A.

24.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.18	06.30.18
Assets
Trade and other receivables
US Dollar	6,359	37.50	238,460	217,292
Euro	85	42.84	3,661	3,002
Trade and other receivables with related parties
US Dollar	5,321	37.70	200,599	213,963
Total trade and other receivables			442,720	434,257
Investments in financial assets
US Dollar	43,479	37.50	1,630,466	3,229,015
Investment in financial assets with related parties
US Dollar	49,489	37.70	1,865,749	231,565
Total investments in financial assets			3,496,215	3,460,580
Cash and cash equivalents
US Dollar	49,750	37.50	1,865,636	2,844,303
Euro	1	42.84	49	-
Pound	2	47.60	72	-
Total cash and cash equivalents			1,865,757	2,844,303
Total Assets			5,804,692	6,739,141
Liabilities
Trade and other payables
US Dollar	2,553	37.70	96,254	143,933
Trade and other payables with related parties
US Dollar	45	37.70	1,697	1,655
Total trade and other payables			97,951	145,588
Borrowings
US Dollar	505,517	37.70	19,057,980	18,616,497
Borrowings from related parties
US Dollar	28,659	37.70	1,080,453	1,026,747
Total borrowings			1,080,453	1,026,747
Total Liabilities			20,138,433	19,643,244

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of December 31, 2018, according to Banco Nación Argentina

25.
Subsequents events

See Note 26 to the unaudited condensed interim consolidated financial statements.

18

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.        Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
		12.31.18	Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	175,263	-	6,797	1,911,404	235,657	234,127	273,535	3,237,114	2,980	52,412	2,979	6,132,268
	Total	175,263	-	6,797	1,911,404	235,657	234,127	273,535	3,237,114	2,980	52,412	2,979	6,132,268
Liabilities	Trade and other payables	49,220	-	-	1,000,523	248,698	116,564	110,797	115,111	116,898	110,543	174,145	2,042,499
	Borrowings	1,080,453	13,737	-	126,481	325,406	2,129	2,129	5,235,118	-	-	13,412,600	20,198,053
	Deferred income tax liabilities	-	-	10,163,666	-	-	-	-	-	-	-	-	10,163,666
	Income tax to pay	-	-	-	-	-	-	87,410	-	-	-	-	87,410
	Payroll and social security liabilities	-	-	-	27,297	-	56,677	35,179	-	-	-	-	119,153
	Provisions	-	29,082	19,578	-	-	-	-	-	-	-	-	48,660
	Total	1,129,673	42,819	10,183,244	1,154,301	574,104	175,370	235,515	5,350,229	116,898	110,543	13,586,745	32,659,441

19

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	2,398,636	431,350	2,829,986	3,290,912	11,370	3,302,282	5,689,548	442,720	6,132,268
	Total	2,398,636	431,350	2,829,986	3,290,912	11,370	3,302,282	5,689,548	442,720	6,132,268
Liabilities	Trade and other payables	1,433,340	92,462	1,525,802	511,208	5,489	516,697	1,944,548	97,951	2,042,499
	Borrowings	124,069	1,426,266	1,550,335	(64,449)	18,712,167	18,647,718	59,620	20,138,433	20,198,053
	Deferred income tax liabilities	-	-	-	10,163,666	-	10,163,666	10,163,666	-	10,163,666
	Income tax to pay	87,410	-	87,410	-	-	-	87,410	-	87,410
	Payroll and social security liabilities	119,153	-	119,153	-	-	-	119,153	-	119,153
	Provisions	29,082	-	29,082	19,578	-	19,578	48,660	-	48,660
	Total	1,793,054	1,518,728	3,311,782	10,630,003	18,717,656	29,347,659	12,423,057	20,236,384	32,659,441

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2018, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing	Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	-	-	2,829,986	2,829,986	-	27,502	3,274,780	3,302 ,282	-	27,502	6,104,766	6,132,268
	Total	-	-	2,829,986	2,829,986	-	27,502	3,274,780	3,302,282	-	27,502	6,104,766	6,132,268
	Trade and other payables	11,663	-	1,514,139	1,525,802	7,380	-	509,317	516,697	19,043	-	2,023,456	2,042,499
	Borrowings	1,047,053	132,848	370,434	1,550,335	18,642,824	4,989	(95)	18,647,718	19,689,877	137,837	370,339	20,198,053
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	10,163,666	10,163,666	-	-	10,163,666	10,163,666
	Income tax to pay	87,410	-	-	87,410	-	-	-	-	87,410	-	-	87,410
	Payroll and social security liabilities	-	-	119,153	119,153	-	-	-	-	-	-	119,153	119,153
	Provisions	-	-	29,082	29,082	-	-	19,578	19,578	-	-	48,660	48,660
	Total	1,146,126	132,848	2,032,808	3,311,782	18,650,204	4,989	10,692,466	29,347,659	19,796,330	137,837	12,725,274	32,659,441

20

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 22.

6.
Borrowings to directors.

See Note 22.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

9.
Appraisal revaluation of fixed assets

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

21

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

13.
     Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	180,178	7,629,943	Fire, all risk and loss of profit
Alto Palermo	82,503	7,538,319	Fire, all risk and loss of profit
Mendoza Plaza	114,968	1,918,757	Fire, all risk and loss of profit
Paseo Alcorta	90,648	3,452,947	Fire, all risk and loss of profit
Alto Avellaneda	91,673	4,824,771	Fire, all risk and loss of profit
Alto Rosario	81,038	3,547,828	Fire, all risk and loss of profit
Patio Bullrich	48,196	1,986,601	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	49,856	1,169,562	Fire, all risk and loss of profit
Alto Noa	42,297	1,140,949	Fire, all risk and loss of profit
Soleil Premium Outlet	34,568	1,551,421	Fire, all risk and loss of profit
República building	59,100	3,490,812	Fire, all risk and loss of profit
Intercontinental building	8,357	257,089	Fire, all risk and loss of profit
Bouchard 710	44,373	2,459,523	Fire, all risk and loss of profit
Suipacha 664	21,894	605,587	Fire, all risk and loss of profit
Della Paolera 265	105,400	2,624,560	Fire, all risk and loss of profit
Alto Comahue	52,532	914,678	Fire, all risk and loss of profit
Distrito Arcos	55,030	1,109,207	Fire, all risk and loss of profit
Buenos Aires Design	33,155	-	Fire, all risk and loss of profit
Dot Baires Shopping	197,861	4,835,576	Fire, all risk and loss of profit
Edificio Dot	27,956	1,704,255	Fire, all risk and loss of profit
Building annexed to DOT	10,737	1,434,760	Fire, all risk and loss of profit
Philips building	14,210	1,063,226	Fire, all risk and loss of profit
ALG Arena	15,000	189,544	Fire, all risk and loss of profit
Anchorena 665	4,560	62,151	Fire, all risk and loss of profit
Caballito warehouse	2,528	491,216	Fire, all risk and loss of profit
Zelaya 3102	1,151	18,995	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	762	148,569
SUBTOTAL	1,470,531	56,170,846
Unique policy	91,839		Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

   None.

18.
Restrictions on distributions of profits.

See Note 16 to the unaudited condensed consolidated financial statements.

22

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2018, and the unaudited condensed interim separate statements of comprehensive income for the six-month period ended December 31, 2018 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31,2018 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of December 31, 2018, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 18,342,417.66 which was no callable at that date.

Autonomous City of Buenos Aires, February 21, 2019

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

 IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

I. Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

Financial Statements adjusted for inflation

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

-
All items in the statement of income are restated applying the relevant conversion factors.

-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Other financial income (expenses), net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.

1

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.

-
Other comprehensive income / (loss) was restated as from each accounting allocation.

-
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

Consolidated Results in current currency

(In ARS million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Income from sales, leases and services(1)	1,706.6	1,676.4	1.8%	3,296.4	3,323.6	-0.8%
Net gain from fair value adjustment on investment properties	-11,610.6	7,686.6	-251.0%	-6,387.0	8,456.5	-175.5%
Profit from operations	-10,376.7	8,943.6	-216.0%	-4,075.4	10,961.7	-137.2%
Depreciation and amortization	26.9	17.3	55.5%	53.8	51.2	5.1%
Consolidated EBITDA(2)	-6,655.4	9,212.8	-172.2%	-4,554.2	11,219.5	-140.6%
Consolidated Adjusted EBITDA(2)	1,260.7	1,274.3	-1.1%	2,365.3	2,556.4	-7.5%
Consolidated NOI(3)	1,487.1	1,432.7	3.8%	2,804.6	2,848.1	-1.5%
Result for the period	-5,357.1	11,983.6	-144.7%	-4,184.9	13,330.9	-131.4%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

Company’s income decreased by 0.8% during the first half of fiscal year 2019 as compared to the same period of 2018, and Adjusted EBITDA decreased a 7.5% mainly due to shopping malls segment, which decreased 9.8%, reaching ARS 2,061.7 million, while Adjusted EBITDA of the offices segment reached ARS 413.6 million, increasing 44.0% compared to the same period of 2018.

Profit for the period under review reached an ARS 4,184.9 million loss in real terms, 131.4% lower than the gain registered in the same period of 2018, mainly explained by a higher change in the fair value of investment properties.

It should be noted that under the adjustment for inflation methodology, the result from the valuation at fair value of the investment properties must be segregated in its two effects: i) adjustment for inflation and ii) loss or gain from adjustment at fair value. In the current semester, the adjustment for inflation exceeds the fair value appreciation of the investment properties, for this reason it is necessary to recognize a loss for change in the fair value of the investment property of ARS 6,387.0 million. Likewise, in the previous fiscal year we had recognized a higher value due to changes in the Income Tax Law.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IIQ 19	IQ 19	IVQ 18	IIIQ 18	IIQ 18
Gross leasable area (sqm)	332,119	345,929	344,025	343,023	340,111
Tenants’ sales (3 month cumulative in current currency)	15,314	14,306	15,741	13,282	18,246
Occupancy	94.9%	98.7%	98.5%	98.6%	99.1%

During the first semester of fiscal year 2019, our tenants’ sales reached ARS 29,620.3 million, 12.5% lower than in the same period of 2018 in real terms, mainly due to consumption deceleration and the real salary fall observed in Argentine economy.

Our portfolio’s leasable area totaled 332,119 sqm during the quarter, decreasing by approximately 13,000 sqm due to the end of concession of Buenos Aires Design in November 2018. The portfolio’s occupancy was reduced to 94.9% because of Walmart's anticipated exit from Dot Baires Shopping, which we expect to replace in the short term with smaller stores. The compensation of ARS 88.4 received for the early termination of the contract is equivalent to approximately 2.5 years of the Walmart rent of the last 12 months.

3

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

Shopping Malls’ Financial Indicators

(in ARS million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Income from sales, leases and services	1,397.7	1,507.8	-7.3%	2,740.5	2,939.2	-6.8%
Net gain from fair value adjustment on investment properties	-6,603.1	7,550.6	-187.5%	-8,897.7	8,443.4	-205.4%
Profit from operations	-5,533.0	2,046.5	-370.4%	-6,876.4	10,691.4	-164.3%
Depreciation and amortization	20.2	18.7	8.0%	40.4	37.4	8.0%
EBITDA(1)	-5,512.8	2,065.2	-366.9%	-6,836.1	10,728.8	-163.7%
Adjusted EBITDA(1)	1,090.3	1,172.4	-7.0%	2,061.7	2,285.4	-9.8%
NOI(2)	1,250.3	1,302.2	-4.0%	2,398.7	2,537.9	-5.5%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Income from this segment decreased 6.8% during the first semester of fiscal year 2019, compared with same period of previous fiscal year, recording extraordinary income for ARS 88.4 million as compensation for the termination of Walmart’s contract in Dot Baires Shopping, mentioned above. Our costs, administrative and marketing expenses (SG&A) grew by approximately 4.4%. Adjusted EBITDA reached ARS 2,061.7 million, 9.8% lower than the first semester of fiscal year 2018, and EBITDA margin, excluding income from expenses and collective promotion fund, was 75.2%.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leaseable Area (sqm)(1)	Stores	Occupancy (2)	IRSA PC Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,636	136	99.5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,796	171	99.8%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,032	131	99.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	93.4%	100%
Buenos Aires Design(8)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	74.5%	80%
Soleil	Jul-10	Province of Buenos Aires	15,213	79	97.8%	100%
Distrito Arcos (5)	Dec-14	City of Buenos Aires	14,169	68	94.7%	90.00%
Alto Noa Shopping	Mar-95	Salta	19,045	87	99.2%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,358	140	99.5%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	99.9%	100%
Córdoba Shopping	Dec-06	Córdoba	15,278	104	97.6%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	95.5%	50%
Alto Comahue (6)	Mar-15	Neuquén	11,666	100	95.7%	99.95%
Patio Olmos(7)	Sep-15	Córdoba
Total			332,119	1,582	94.9%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) Opening December 18, 2014.
(6) Opening March 17, 2015.
(7) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.
(8) End of concession November 17, 2018

4

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

Cumulative tenants’ sales as of December 31

(per Shopping Mall, in ARS million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Alto Palermo	1,908.5	2,194.3	-13.0%	3,619.2	3,998.8	-9.5%
Abasto Shopping	2,001.9	2,386.6	-16.1%	3,940.8	4,490.6	-12.2%
Alto Avellaneda	1,819.4	2,307.3	-21.1%	3,532.5	4,248.4	-16.8%
Alcorta Shopping	1,130.9	1,233.4	-8.3%	2,073.4	2,196.1	-5.6%
Patio Bullrich	759.5	678.4	12.0%	1,329.7	1,214.3	9.5%
Buenos Aires Design	110.2	261.5	-57.8%	322.2	533.4	-39.6%
Dot Baires Shopping	1,547.0	2,073.0	-25.4%	3,026.2	3,700.5	-18.2%
Soleil	784.9	925.9	-15.2%	1,526.9	1,774.2	-13.9%
Distrito Arcos	765.5	800.0	-4.3%	1,434.0	1,502.2	-4.5%
Alto Noa Shopping	634.2	793.0	-20.0%	1,264.2	1,504.0	-15.9%
Alto Rosario Shopping	1,441.1	1,652.1	-12.8%	2,820.8	3,119.0	-9.6%
Mendoza Plaza Shopping	1,098.3	1,356.1	-19.0%	2,214.7	2,628.2	-15.7%
Córdoba Shopping	514.9	629.4	-18.2%	961.9	1,143.0	-15.8%
La Ribera Shopping(1)	325.1	415.7	-21.8%	655.2	808.6	-19.0%
Alto Comahue	472.2	539.3	-12.4%	898.6	1,000.0	-10.1%
Total	15,313.5	18,245.9	-16.1%	29,620.3	33,861.4	-12.5%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31

(per Type of Business, in ARS million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Anchor Store	835.6	1,056.9	-20.9%	1,595.0	1,920.4	-16.9%
Clothes and Footwear	9,058.5	10,120.5	-10.5%	16,633.4	18,082.6	-8.0%
Entertainment	312.3	357.9	-12.7%	876.2	1,021.8	-14.3%
Home	323.4	472.7	-31.6%	706.6	915.9	-22.8%
Restaurant	1,483.0	1,726.6	-14.1%	3,218.8	3,648.8	-11.8%
Miscellaneous	1,950.4	2,245.6	-13.1%	3,735.7	4,012.7	-6.9%
Services	153.0	169.4	-9.7%	348.0	348.4	-0.1%
Electronic appliances	1,197.2	2,096.3	-42.9%	2,506.4	3,910.8	-35.9%
Total	15,313.5	18,245.9	-16.1%	29,620.3	33,861.4	-12.5%

Revenues from cumulative leases as of December 31

(in ARS million)	6M 19	6M 18	YoY Var
Base Rent (1)	1,376.3	1,559.0	-11.7%
Percentage Rent	593.6	650.4	-8.7%
Total Rent	1,969.9	2,209.4	-10.8%
Revenues from non-traditional advertising	72.0	68.8	4.7%
Admission rights	314.5	319.3	-1.5%
Fees	37.4	44.1	-15.2%
Parking	156.1	185.9	-16.0%
Commissions	79.3	102.1	-22.3%
Others	111.3	9.6	1,059.4%
Total (2)	2,740.5	2,939.2	-6.8%
(1)
Includes Revenues from stands for ARS 187.4 million cum Dec, 18
(2)
Does not include Patio Olmos.

5

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces stood at USD 5,000 per square meter while rental prices increased slightly as compared to the previous year, averaging USD 32 per square meter for the A+ segment, and vacancy increased slightly to 5.56% as of December 2018.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Offices’ Operating Indicators

	IIQ 19	IQ 19	IVQ 18	IIIQ 18	IIQ 18
Leasable area	83,213	83,213	83,213	84,110	84,110
Occupancy	90.0%	93.4%	92.3%	91.0%	93.6%
Rent USD/sqm	27.0	25.7	26.1	26.5	26.5

Gross leasable area was 83,213 sqm as of the second three-month period of fiscal year 2019, slightly below to the same period of the previous year due to the sale of a floor of the Intercontinental tower.

Portfolio average occupancy diminished at 90.0% regarding the same period of previous fiscal year, mainly due to the two floors vacancy in República Tower and another two floors in Dot Building. The average rental price raised to USD 27.0 per sqm because of the floors vacancy mentioned above, that had a lower average rent per square meter.

6

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

(in ARS million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues from sales, leases and services	295.0	174.9	68.7%	520.5	354.4	46.9%
Net gain from fair value adjustment on investment properties	-4,619.6	164.8	-2,902.8%	2,452.7	50.9	4,718.7%
Profit from operations	-4,387.3	21.9	-20,169.6%	2,858.0	328.9	769.0%
Depreciation and amortization	4.15	4.65	-10.8%	8.3	9.3	-10.8%
EBITDA(1)	-4,383.2	26.5	-16,633.7%	2,866.3	338.2	747.5%
Adjusted EBITDA (1)	236.4	140.4	68.4%	413.6	287.3	44.0%
NOI(2)	266.5	152.1	75.2%	470.3	312.2	50.6%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

In real terms, during the first semester of fiscal year 2019, revenues from the offices segment increased by 46.9% compared to the same period of 2018. Although the effect of the exchange rate depreciation in Argentina in our dollar-denominated contracts would have been almost 100%, the effect is reduced when adjusting comparative information by inflation.

Adjusted EBITDA from this segment grew 44.0% in real terms compared to the same period of the previous year. EBITDA margin was 79.5% in line with the first semester of fiscal year 2018.

Below is information on our office segment and other rental properties as of December 31, 2018.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate(2)	IRSA PC’s Effective Interest

Offices
Edificio República	12/22/2014	19,885	90.3%	100%
Torre Bankboston	12/22/2014	14,873	100.0%	100%
Intercontinental Plaza	12/22/2014	2,979	100.0%	100%
Bouchard 710	12/22/2014	15,014	100.0%	100%
Suipacha 652/64	12/22/2014	11,465	86.2%	100%
Dot Building	11/28/2006	11,242	78.1%	80%
Philips	06/05/2017	7,755	69.8%	100%
Subtotal Offices		83,213	90.0%	N/A

Other Properties
Nobleza Piccardo(3)	05/31/2011	109,610	78.0%	50%
Other Properties(4)	N/A	7,941	N/A	N/A
Subtotal Other Properties		117,551	N/A	N/A

Total Offices and Others		200,764	N/A	N/A
(1) Corresponds to the total leasable surface area of each property as of December 31, 2018. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of December 31, 2018.
(3) Through Quality Invest S.A.
(4) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot of land.

7

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A and the interest held in Tarshop (transferred to Banco Hipotecario after the end of the period under review) and Avenida Inc.

	Sales and Developments			Others
in ARS Million	6M 19	6M 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	19.0	63.5	-70.1%	44.7	0.6	7,350.0%
Net gain from fair value adjustment on investment properties	81.7	8.0	921.3%	-24.6	-	-
Profit from operations	52.9	13.3	297.7%	-53.9	12.0	-549.2%
Depreciation and amortization	2.3	1.5	53.3%	-	-	-
EBITDA(1)	55.2	14.9	270.5%	-53.9	12.0	-549.2%
Adjusted EBITDA(1)	-26.4	6.9	-482.6%	-29.3	12.0	-344.2%
NOI(2)	3.4	36.4	-90.7%	-10.9	-0.2	-
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from Sales and Developments segment decreased by 70.1% in real terms in the first semester of fiscal year 2019 compared to the same period of previous year due to less sales of units from Astor Beruti. Adjusted EBITDA for the “Sales and Developments” segment was negative ARS 26.4 million during the first semester of fiscal year 2019 while the “Others” segment was negative ARS 29.3 million mainly because of the incorporation of La Arena S.A. that registered more costs and administrative expenses than revenues.

V. CAPEX

	Developments
	Shopping Malls: Expansions			Offices: New
	Alto Palermo	Alto Rosario	Mendoza Plaza(Sodimac & Falabella)	Polo Dot(1st stage) Zetta Building	Catalinas 200 Della Paolera

Start of works	FY2019	FY2018	FY2018	FY2017	FY2017
Estimated opening date	FY2020	FY2019	FY2019/20	FY2019	FY2020
GLA (sqm)	3,900	2,000	12,800	32,000	30,000
% held by IRSA Propiedades Comerciales	100%	100%	100%	80%	87%
Investment amount (million)	USD 28	USD 3.0	USD 13.7	~ARS 1,425	~ARS 2,510
Work progress (%)	6%	38%	0% - 100%(1)	98%	35%
Estimated stabilized EBITDA (USD million)	USD 4.5	USD 0.4	USD 1.3	USD 8-10	USD 10-12
(1)
Falabella’s work progress.

Shopping Mall Expansions

During fiscal year 2019, we will add approximately 15,000 sqm from current malls’ expansions. We will soon add an approximately 12,800-sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

In September 2018, we launched the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

8

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

First Stage of Polo Dot – Zetta Building

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in four office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we developed an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for the total surface and whose units have already been delivered to their tenants "Mercado Libre" and "Falabella" for its conditioning prior to the inauguration. The total estimated investment amounts to ARS 1,425 million and as of December 31, 2018, degree of progress was 98%.

Catalinas building – 200 Della Paolera

The building to be constructed will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. As of December 31, 2018, the Company owned 35,468 square meters consisting of 26 floors and 273 parking spaces in the building under construction. The total estimated investment under IRSA Commercial Properties as of December 31, 2018 amounts to ARS 2,510 million and, work progress was 35%. It should be remembered that IRSA Propiedades Comerciales owns 87% of the building's surface while the remaining 13% is owned by Globant.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the six-month period ended December 31, 2018

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	3,325	1,143	-28	4,440
Costs	-303	-1,192	16	-1,479
Gross profit	3,022	-49	-12	2,961
Net income from changes in the fair value of investment property	-6,388	-	1	-6,387
General and administrative expenses	-402	-	1	-401
Selling expenses	-211	-	1	-210
Other operating results, net	-40	-	2	-38
Profit from operations	-4,019	-49	-7	-4,075
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

As of December 31, 2018, IRSA Propiedades Comerciales S.A. had a net debt of USD 315.4 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

9

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

Description	Currency	Amount (US$ MM)(1)	Interest Rate	Maturity
Bank overdrafts	ARS	3.0	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV(2)	USD	139.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		537.0
Cash & Cash Equivalents + Investments (3)		202.4
Consolidated Net Debt		334.6
(1)
Principal amount at an exchange rate of ARS 37.70, without considering accrued interest or eliminations of balances with subsidiaries. Includes joint ventures.
(2)
Net of repurchases.
(3)
Includes Cash and cash equivalents, Investments in Current Financial Assets.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid in historical currency as dividends on each fully paid-in common share for the fiscal years mentioned. Amounts in Pesos are stated in historical Pesos as of their respective payment dates.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(*)
2018	680,000,000	-	5.3962
2019	545,000,000	-	4.3249
(*) In FY 17 the face value of IRCP’s shares was changed from $0.10 to $1 per share.

10

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

On October 29, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales approved the distribution to its shareholders of a cash dividend in an amount of ARS 545,000,000 equivalent to 432.4915% of the stock capital, an amount per share of ARS 4,3249 ($1 par value) and an amount per ADR of ARS 17,2997 (Argentine Pesos per ADR) to be charged against the fiscal year ended June 30, 2018.

X. Material and Subsequent Events

October 2018: General Ordinary and Extraordinary Shareholders’ Meeting

On October 29, 2018, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters, inter alia, were resolved by majority of votes:

●
Distribution of ARS 545 million as cash dividends.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2018

●
Delegation in the Board of Directors of the faculty to renew terms and conditions of the notes of the Global Programme of Notes for up to USD 600 million.

October 2018: Pareto constitution

On October 8, 2018, the company PARETO S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications.

The company started with 100,000 ordinary shares VN $ 1 of capital (65% IRSA CP and 35% Hernan Finkelstein).

On December 17, 2018, a capital increase for 16,500 shares of VN $ 1 was approved, subscribed in full by IRSA CP, with the new holding being 69.96% IRSA CP and 30.04% Hernan Finkelstein, with an issue premium of ARS 3,530.3965 per share, that is, a total premium of ARS 58.3 million.

November 2018: Catalinas acquisition

On November 1, 2018, the Board of Directors approved the acquisition of 14,213 GLA sqm of the Catalinas building from the parent company (IRSA). The price of the transaction was established at a fixed amount of approximately USD 60.3 million equivalent to USD 4,200 / sqm.

As a result, IRCP controls 87% of the leasable area of Catalinas, while Globant controls the remaining 13%.

December 2018: Rescission with Walmart S.A. - Sale Purchase Ticket with possession

On December 14, 2018, the rescission of the Lease agreement with Walmart S.R.L was signed, for which said company will pay to PAMSA the sum of USD 2.25 million, of which USD 1,12 million has already been paid to date.

On the same date, IRSA CP subscribed a purchase agreement with Walmart, in which it acquires a fraction of the Alto Avellaneda property for an amount of USD 1.25 million, of which USD 0.625 million have already been paid. Nowadays Walmart occupies the space, for which a loan agreement was signed until July 31, 2019.

February 2019: Sale of Tarshop to Banco Hipotecario

On February 14, 2019, was completed the transaction for the sale of the entire shareholding of the Company in Tarshop S.A., representative of 20% of its capital stock. With this acquisition, Banco Hipotecario S.A. became the holder of 100% of the share capital of said company.

11

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2018	12.31.2017
Non-current assets	69,930	72,424
Current assets	10,857	11,145
Total assets	80,788	83,569
Capital and reserves attributable to the equity holders of the parent	41,880	48,589
Non-controlling interest	2,046	1,827
Total shareholders’ equity	43,927	50,416
Non-current liabilities	34,095	30,364
Current liabilities	2,766	2,789
Total liabilities	36,861	33,153
Total liabilities and shareholders’ equity	80,788	83,569

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	12.31.2018	12.31.2017
Profit from operations	-4,075	10,962
Share of profit of associates and joint ventures	92	181
Profit from operations before financing and taxation	-3,984	11,142
Financial income	174	119
Financial cost	-2,328	-731
Other financial results	866	300
Inflation adjustment	-191	-130
Financial results, net	-1,480	-442
Profit before income tax	-5,463	10,700
Income tax	1,278	2,631
Profit for the period	-4,185	13,331
Result for the period	-4,185	13,331

Attributable to:
Equity holders of the parent	-4,360	12,966
Non-controlling interest	175	365

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2018	12.31.2017
Net cash (used in) / generated from operating activities	1,008	1,942
Net cash used in investing activities	-1,379	-2,432
Net cash (used in) / generated from financing activities	-1,139	2,387
Net (decrease) / increase in cash and cash equivalents	-1,510	1,897
Cash and cash equivalents at beginning of year	4,644	2,983
Foreign exchange gain on cash and fair value results of cash equivalent	98	81
Inflation adjustment	-5	-39
Cash and cash equivalents at period-end	3,227	4,922

12

IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

XIII.
Comparative Ratios

(in ARS million)	12.31.2018		12.31.2017
Liquidity
CURRENT ASSETS	10,857	3.93	11,145	4.00
CURRENT LIABILITIES	2,766		2,789
Indebtedness
TOTAL LIABILITIES	36,861	0.88	33,153	0.68
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	41,892		48,589
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	41,892	1.14	48,589	1.47
TOTAL LIABILITIES	36,861		33,153
Capital Assets
NON-CURRENT ASSETS	69,930	0.87	72,424	0.87
TOTAL ASSETS	80,788		83,569

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internalplanning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, ineach case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2018	2017
Profit / loss for the period	-4,185	13,331
Interest income	-174	-75
Interest expense	1,029	556
Capitalized financial costs	-	-13
Income tax expense	-1,278	-2,631
Depreciation and amortization	54	51
EBITDA (unaudited)	-4,554	11,219
Unrealized loss / (gain) from fair value of investment properties	6,387	-8,457
Share of profit of associates and joint ventures	-92	-181
Dividends	-	-19
Foreign exchange differences, net	1,216	87
Gain from derivative financial instruments	-251	-165
Fair value gains of financial assets and liabilities at fair value through profit or loss	-612	-135
Other financial costs	80	76
Inflation adjustment	191	130
Adjusted EBITDA (unaudited)	2,365	2,555
Adjusted EBITDA Margin (unaudited)(1)	71.75%	76.97%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

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IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2018	2017
Gross profit	2,961	2,996
Selling expenses	-210	-200
Depreciation and amortization	54	51
NOI (unaudited)	2,805	2,847

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest net from fair value.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations,as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

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IRSA Propiedades Comerciales Sociedad Anónima
 Summary as of  December 31, 2018

For the six-month period ended December 31 (in ARS million)
	2018	2017
Total profit / loss for the period	-4,185	13,331
Result not realized from fair value adjustments of investment properties	6,387	-8,457
Depreciation and amortization	54	51
Foreign exchange differences, net	1,216	87
Gain from derivative financial instruments	-251	-165
Fair value gains of financial assets and liabilities at fair value through profit or loss	-612	-135
Dividends	-	-19
Other financial costs	84	76
Deferred income tax	-1,335	-2,942
Non-controlling interest	-175	-365
Adjusted FFO (unaudited)	1,183	1,462

XVII. Brief comment on prospects for the fiscal year

During the period, we evidenced a deceleration in consumption in our shopping malls, whose sales dropped in real terms by 16%. Year 2019 will be a challenge for the consumption in our shopping malls given the context of economic recession and high inflation. Our office business continues solid with dollar tied revenues that allows us to partially offset the effect of the recession.

Regarding investments, during the current fiscal year, we plan to incorporate approximately 15.000 sqm of the expansion works in progress of some of our shopping malls highlighting the work of Alto Palermo’s third level, which foresees to add 4,000 sqm of GLA in FY 2020 to the most profitable shopping mall in the portfolio. Also, we will put into operation the "Zetta Building", of 32,000 sqm of GLA, located in the commercial complex adjacent to our shopping Dot Baires, whose units have already been delivered to their tenants "Mercado Libre" and "Falabella" for its conditioning prior to the inauguration. Additionally, we will advance in the development of 35,468 sqm of GLA of the "Catalinas" building located in one of the most premium areas for the development of offices in Argentina.

In addition to the projects in progress, the company has a large reserve of land for future developments of shopping malls and offices in Argentina in a context of a high potential industry. We hope to have the economic, financial and governmental conditions to be able to execute our growth plan.

We expect that during 2019 IRSA Propiedades Comerciales will continue to consolidate its position as the leading commercial real estate company in Argentina. With approximately 500,000 sqm of gross leasable area distributed among the best shopping malls and offices in the country, as well as current projects under development (Polo Dot and Catalinas), a potential to almost double the portfolio in existing land reserves, a low level of indebtedness and a great track record in accessing the capital market, we believe that we have a solid position to capitalize on the various opportunities that may arise in the future in our country.

                                                                                                                                                                                                                                                                                                                    Saúl Zang

                                                                                                                                                                                                                                                                                                 First Vice-Chairman in exercise of
                                                                                                                                                                                                                                                                                                                  the presidency

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